EXHIBIT 99.1
Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.
PETROCHINA COMPANY LIMITED
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Hong Kong Stock Exchange Stock Code: 857
Shanghai Stock Exchange Stock Code: 601857)
Results Announcement for the year ended December 31, 2009
(Summary of the 2009 Annual Report)
1 Important Notice
     1.1 The Board of Directors (the “Board”) of PetroChina Company Limited (the “Company”), the Supervisory Committee and the Directors, Supervisors and Senior Management of the Company warrant that there are no material omissions from, or misrepresentation or misleading statements contained in this announcement, and jointly and severally accept full responsibility for the truthfulness, accuracy and completeness of the information contained in this announcement.
     This announcement is a summary of the 2009 Annual Report. Investors should read the 2009 Annual Report carefully for more details. A full version of the 2009 Annual Report can be downloaded from the websites of the Shanghai Stock Exchange (website: http://www.sse.com.cn), The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) (website: http://www.hkex.com.hk) and the Company (website: http://www.petrochina.com.cn).
     1.2 The summary of the 2009 Annual Report has been approved unanimously at the eighth meeting of the Fourth Session of the Board. All Directors warrant, and have no doubt as to, the truthfulness, accuracy and completeness of the summary of the 2009 Annual Report.
     1.3 Mr Liao Yongyuan, Executive Director of the Company, and Mr Chee-Chen Tung and Mr Franco Bernabè, Independent Non-Executive Directors of the Company, were absent from the eighth meeting of the Fourth Session of the Board. Mr Liao Yongyuan authorised Mr Li Xinhua, Non-Executive Director of the Company in writing and Mr Chee-Chen Tung and Mr Franco Bernabè authorised Mr Liu Hongru, Independent Non-Executive Director of the Company, in writing to attend the meeting by proxy and to exercise their voting rights on their behalf, respectively.

     1.4 The financial statements of the Company and its subsidiaries (the “Group”) have been prepared in accordance with China Accounting Standards (“CAS”) and International Financial Reporting Standards (“IFRS”). The financial statements of the Group for the year ended December 31, 2009, prepared in accordance with CAS and IFRS, have been audited by PricewaterhouseCoopers Zhong Tian CPAs Limited Company and PricewaterhouseCoopers, respectively, and both firms have issued unqualified opinions on the financial statements.
     1.5 No substantial shareholder of the Company has utilised the funds of the Company for non-operating purposes.
     1.6 The comparative financial data for 2007 and 2008 referred to in this summary of the 2009 Annual Report have been restated due to business combinations under common control.
     1.7 Mr Jiang Jiemin, Chairman of the Board, Mr Zhou Jiping, Vice-Chairman of the Board and President of the Company, and Mr Zhou Mingchun, Chief Financial Officer and Head of the Finance Department of the Company, warrant the truthfulness and completeness of the financial statements in the 2009 Annual Report.

2 Basic Information of the Company
     2.1 Basic Information of the Company

Stock name	PetroChina	PetroChina	PetroChina
Stock code	857	PTR	601857
Place of listing	Hong Kong Stock Exchange	The New York Stock Exchange, Inc	Shanghai Stock Exchange
Legal representative of the Company	Jiang Jiemin
Registered address	World Tower, 16 Andelu, Dongcheng District, Beijing, PRC
Postal code	100011
Office address	No. 9 Dongzhimen North Street, Dongcheng District, Beijing, PRC
Postal code	100007
Website	http://www.petrochina.com.cn
Email address	suxinliang@petrochina.com.cn
Newspaper for Information Disclosure	Please refer to China Securities Journal, Shanghai Securities News and Securities Times for A shares
Copies of Annual Report is available for Inspection at	No. 9 Dongzhimen North Street, Dongcheng District, Beijing, PRC
     2.2 Contact Persons of the Company and Means of Communication

Representative of
	Vice President and		the Hong Kong
	Secretary to the Board of	Representative on	Representative
	Directors	Securities Matters	Office
Name	Li Hualin	Liang Gang	Mao Zefeng
Address	No. 9 Dongzhimen North Street, Dongcheng District, Beijing, PRC		Suite 3606, Tower 2, Lippo Centre, 89 Queensway, Hong Kong
Postal code	100007
Telephone	86 (10) 5998 6223	86 (10) 5998 6959	(852) 2899 2010
Facsimile	86 (10) 6209 9557	86 (10) 6209 9559	(852) 2899 2390
Email address	suxinliang@petrochina.com.cn	liangg@petrochina.com.cn	hko@petrochina.com.hk

3 Summary of Financial Data and Financial Indicators
     3.1 Key Financial Data and Financial Indicators Prepared under IFRS
Unit: RMB million

	For the year	For the year	Year-on-year	For the year
Items	2009	2008	change (%)	2007

Turnover	1,019,275	1,072,604	(5.0)	837,542
Profit attributable to owners of the Company	103,387	114,453	(9.7)	146,796
Net cash flows from operating activities	261,972	172,465	51.9	207,663
Basic and diluted earnings per share (RMB)	0.56	0.63	(9.7)	0.82
Net cash flows from operating activities per share (RMB)	1.43	0.94	51.9	1.16

	As at the end of	As at the end of	Year-on-year	As at the end of
Items	2009	2008	change (%)	2007

Total assets	1,450,288	1,196,235	21.2	1,069,611
Equity attributable to owners of the Company	847,223	790,910	7.1	738,246
Net assets per share attributable to owners of the Company (RMB)	4.63	4.32	7.1	4.03
     3.2 Key Financial Data and Financial Indicators Prepared under CAS
     3.2.1 Key financial data
Unit: RMB million

	For the year	For the year	Year-on-year	For the year
Items	2009	2008	change (%)	2007

Operating income	1,019,275	1,072,604	(5.0)	837,542
Operating profit	144,765	149,520	(3.2)	206,200
Profit before taxation	139,767	161,284	(13.3)	204,364
Net profit attributable to equity holders of the Company	103,173	113,820	(9.4)	145,913
Net profit after deducting non-recurring profit/loss items attributable to equity holders of the Company	107,081	99,298	7.8	140,456
Net cash flows from operating activities	268,017	177,140	51.3	212,542

	As at the end of	As at the end of	Year-on-year	As at the end of
Items	2009	2008	change (%)	2007

Total assets	1,450,742	1,196,962	21.2	1,071,066
Equity attributable to equity holders of the Company	847,782	791,691	7.1	739,658

     3.2.2 Key financial indicators

	For the year	For the year	Year-on-year	For the year
Items	2009	2008	change (%)	2007

Basic earnings per share (RMB)	0.56	0.62	(9.4)	0.81
Diluted earnings per share (RMB)	0.56	0.62	(9.4)	0.81
Basic earnings per share after deducting non-recurring profit/loss items (RMB)	0.59	0.54	7.8	0.78
Weighted average return on net assets (%)	9.1	14.8	(5.7 percentage points)	22.5
Weighted average return on net assets after deducting non-recurring profit/loss items (%)	9.5	12.9	(3.4 percentage points)	21.7
Net cash flows from operating activities per share (RMB)	1.46	0.97	51.3	1.18

	As at the end	As at the end of	Year-on-year	As at the end of
Item	of 2009	2008	change (%)	2007

Net assets per share attributable to equity holders of the Company (RMB)	4.63	4.33	7.1	4.04
     3.2.3 Non-recurring profit/loss items
     ☑ Applicable     ☐ Not applicable
Unit: RMB million

Year ended December 31,2009
Non-recurring profit/loss items	profit/(loss)

Net loss on disposal of non-current assets	(1,698)
Government grants recognised in the income statement	367
A subsidiary’s net profit before it was combined as a business combination under common control	103
Net gain on disposal of available-for-sale financial assets	6
Reversal of provisions for bad debts against receivables	240
Income on commissioned loans	6
Impact of a change in overseas statutory income tax rates	184
Other non-operating income and expenses	(4,352)

(5,144)

Tax impact of non-recurring profit/loss items	1,348
Impact of minority interest	(112)

(3,908)

     3.2.4 Items to which fair value measurement is applied
     ☑ Applicable     ☐ Not applicable
Unit: RMB million

	Balance at the	Balance at the	Changes in the	Amount affecting the
	beginning of the	end of the	reporting	profit of the
Name of Items	reporting period	reporting period	period	reporting period

Available-for-sale financial assets	125	497	372	—
     3.3 Differences Between CAS and IFRS
     ☑ Applicable     ☐ Not applicable
     The consolidated net profit for the year under IFRS and CAS were RMB106,559 million and RMB106,378 million respectively, with a difference of RMB181 million; the consolidated shareholders’ equity for the year under IFRS and CAS were RMB907,701 million and RMB908,111 million respectively, with a difference of RMB410 million. These differences were primarily due to amortisation and disposal of revaluation for assets other than fixed assets and oil and gas properties revalued in 1999 as well as depreciation, depletion and disposal of fixed assets and oil and gas properties revalued in 2003.
     As the revaluation model is used in subsequent measurement for fixed assets and oil and gas properties by the Group under IFRS, revaluation should be carried out by independent appraisers regularly. During the Restructuring in 1999, valuation was carried out on June 30, 1999 for assets and liabilities injected by China National Petroleum Corporation (“CNPC”). Valuation results other than fixed assets and oil and gas properties are not recognised in the financial statements under IFRS. On September 30, 2003, a revaluation of the Group’s refining and chemical production equipment was undertaken on a depreciated replacement cost basis. The result of revaluation was recognised in the financial statements under IFRS. However, these revaluation results were not recognised in the financial statements under CAS.

4 Changes in Share Capital and Information on Shareholders
     4.1 Changes in Shareholdings
Unit: Shares

	Pre-movement		Increase/decrease (+/-)					Post-movement
	Numbers of	Percentage	New	Bonus	Conversion			Numbers of	Percentage
	shares	(%)	Issue	Issue	from Reserves	Others	Sub-total	shares	(%)
I Shares with selling restrictions	157,922,077,818	86.29	—	—	—	—	—	157,922,077,818	86.29
1. State-owned shares	157,922,077,818	86.29	—	—	—	-400,000,000	-400,000,000	157,522,077,818	86.07
2. Shares held by state-owned companies	—	—	—	—	—	+400,000,000	+400,000,000	400,000,000	0.22
3. Shares held by other domestic investors	—	—	—	—	—	—	—	—	—
of which:
Shares held by companies other than state-owned companies	—	—	—	—	—	—	—	—	—
Shares held by domestic natural persons	—	—	—	—	—	—	—	—	—
4. Shares held by foreign investors	—	—	—	—	—	—	—	—	—
II Shares without selling restrictions	25,098,900,000	13.71	—	—	—	—	—	25,098,900,000	13.71
1. RMB-denominated ordinary shares	4,000,000,000	2.18	—	—	—	—	—	4,000,000,000	2.18
2. Shares traded in non-RMB currencies and listed domestically	—	—	—	—	—	—	—	—	—
3. Shares listed overseas	21,098,900,000	11.53	—	—	—	—	—	21,098,900,000	11.53
4. Others	—	—	—	—	—	—	—	—	—

III Total Shares	183,020,977,818	100.00	—	—	—	—	—	183,020,977,818	100.00

     Changes in Shares with Selling Restrictions
Unit: Shares

	Number of	Number of	Number of	Number of
	shares with	shares with	additional	shares with
	selling	selling	shares with	selling
	restrictions at	restrictions	selling	restrictions at		Expiry date
Name of	the beginning	expired	restrictions	the end		of selling
Shareholders	of 2009	in 2009	in 2009	of 2009	Reasons for selling restrictions	restrictions

CNPC	157,922,077,818	0	-400,000,000	157,522,077,818	In October 2007, the Company offered its RMB-denominated ordinary shares (A shares) to the public for the first time. At that time, CNPC undertook that “for a period of 36 months commencing from the date of listing of the A shares of the Company on the Shanghai Stock Exchange, it will not transfer or entrust others for the management of the A shares which it holds, or allow such shares to be repurchased by the Company. However, certain shares held by CNPC, which may be subsequently listed on overseas stock exchanges after obtaining necessary approvals in the PRC, are not subject to the restriction of the 36-month lock-up period.”	November 5, 2010
National Council for Social Security Fund of the PRC (“NSSF”)	—	—	+400,000,000	400,000,000	Pursuant to Clause 13 of the Implementing Measures for the Transfer of Part of the State-Owned Shares to the NSSF in Domestic Securities Market , jointly issued by the Ministry of Finance, the State-owned Assets Supervision and Administration Commission, China Securities Regulatory Commission and the NSSF, CNPC transferred part of its holding of the state-owned shares in the Company to the NSSF, The NSSF has extended the lock-up period by three years in addition to assuming the original state-owned shareholders’ statutory obligations and voluntary commitments on lock-up periods.	November 5, 2013

Total	157,922,077,818	0	0	157,922,077,818

     4.2 Number of Shareholders and Their Shareholdings
     The number of shareholders of the Company as at December 31, 2009 was 1,413,702, including 1,405,287 holders of A shares and 8,415 registered holders of H shares (including 311 holders of the American Depository Shares). The minimum public float of the Company satisfied the requirements of the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange (the “Listing Rules”).

     4.2.1 Shareholdings of the top ten shareholders
Unit: Shares

					Increase		Number of
					/decrease	Number of	shares
		Percentage of			during the	shares	pledged or
Name of	Nature of	shareholding		Number of	reporting	with selling	subject to
shareholders	shares	(%)		shares held	period (+, -)	restrictions	lock-ups

CNPC	State-owned Shares	86.20	(1)	157,764,597,259	-400,000,000	157,522,077,818	0
HKSCC Nominees Limited(2)	H Shares	11.38	(3)	20,819,411,829	-50,107,870	0	0
NSSF	A Shares	0.219		400,000,000	+400,000,000	400,000,000	0
China Life Insurance Company Limited-Dividends-Personal Dividends-005L-FH002 Shanghai	A Shares	0.038		69,494,300	+45,974,686	0	0
Industrial and Commercial Bank of China—China Universal SCI Index Fund	A Shares	0.033		60,604,060	+60,604,060	0	0
China Construction Bank-Changsheng Tongqing Detachable Transaction Securities Investment Fund	A Shares	0.025		46,078,103	+46,078,103	0	0
Guangxi Investment Group Limited	A Shares	0.021		39,329,509	+39,329,509	0	0
Industrial and Commercial Bank of China-Shanghai 50 Index ETF Securities Investment Fund	A Shares	0.021		37,755,932	-9,422,877	0	0
China Construction Bank-CIFM China Advantage Securities Investment Fund	A Shares	0.015		27,924,148	+6,980,714	0	0
Bank of Communications-Yi Fang Da 50 Index Securities Investment Fund	A Shares	0.014		25,115,047	-28,118,387	0	0

Note 1:	The number of shares excludes the H shares indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC.

Note 2:	HKSCC Nominees Limited is a subsidiary of the Hong Kong Stock Exchange and its principal business is to act as nominee on behalf of shareholders.

Note 3:	155,120,000 H shares were indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC, representing 0.085% of the total share capital of the Company. These shares were held in the name of HKSCC Nominees Limited.

     4.2.2 Shareholdings of top ten shareholders of shares without selling restrictions
Unit: Shares

Ranking	Name of shareholders	Number of shares held	Types of shares

1	HKSCC Nominees Limited	20,819,411,829	H Shares
2	CNPC	242,519,441	A Shares
3	China Life Insurance Company Limited-Dividends- Personal Dividends-005L-FH002 Shanghai	69,494,300	A Shares
4	Industrial and Commercial Bank of China-China Universal SCI Index Fund	60,604,060	A Shares
5	China Construction Bank-Changsheng Tongqing Detachable Transaction Securities Investment Fund	46,078,103	A Shares
6	Guangxi Investment Group Limited	39,329,509	A Shares
7	Industrial and Commercial Bank of China-Shanghai 50 Index ETF Securities Investment Fund	37,755,932	A Shares
8	China Construction Bank-CIFM China Advantage Securities Investment Fund	27,924,148	A Shares
9	Bank of Communications-Yi Fang Da 50 Index Securities Investment Fund	25,115,047	A Shares
10	Bank of China-Shanghai and Shenzhen 300 Index Jiashi Securities Investment Fund	24,451,503	A Shares
     Statement on the connection or activities acting in concert among the above-mentioned shareholders: the Company is not aware of any connection among or between the top ten shareholders and top ten shareholders of shares without selling restrictions or that they are persons acting in concert as provided for in the Measures for the Administration of Acquisitions by Listed Companies.
     4.2.3 Disclosure of Substantial Shareholders under the Securities and Futures Ordinance
     So far as the Directors are aware, as at December 31, 2009, the persons other than a Director, Supervisor or senior management of the Company who have interests or short positions in the shares or underlying shares of the Company which are discloseable under Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance of Hong Kong are as follows:

				Percentage of such
				shares in the same
Name of	Nature of			class of the issued	Percentage of total
shareholder	shareholding	Number of shares	Capacity	share capital (%)	share capital (%)
CNPC	A Shares	157,764,597,259 (long position)	Beneficial owner	97.43	86.20
	H Shares	155,120,000 (long position) (1)	Interest of controlled corporation	0.735	0.085
Note 1: 155,120,000 H shares were held by Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC. CNPC is deemed to be interested in the H shares held by Fairy King Investments Limited.

     As at December 31, 2009, so far as the Directors are aware, save as disclosed above, no person (other than a Director, Supervisor or senior management of the Company) has an interest or short position in the shares of the Company according to the register of interests in shares and short positions kept by the Company pursuant to Section 336 of the Securities and Futures Ordinance of Hong Kong.
     4.3 Information on Controlling Shareholder and the Ultimate Controller
     4.3.1 Change in the controlling shareholders and the ultimate controller during the reporting period.
     ☐ Applicable ☑ Not applicable
     4.3.2 Information on controlling shareholder and the ultimate controller
     The controlling shareholder of the Company is CNPC which was established in July 1998. CNPC is a petroleum and petrochemical conglomerate that was formed in the wake of the restructuring launched by the State Council to restructure the predecessor of CNPC, China National Petroleum Company . CNPC is also a state-authorised investment corporation and state-owned enterprise and its registered capital is RMB240,440.02 million. Its legal representative is Mr Jiang Jiemin. CNPC is an integrated energy corporation with businesses covering oil and gas exploration and development, refining and petrochemical, oil product marketing, oil and gas storage and transportation, oil trading, engineering and technical services and petroleum equipment manufacturing. CNPC is the ultimate controller of the Company.
     4.3.3 The equity interest structure and controlling relationship between the Company and the ultimate controller
Note: This includes the 155,120,000 H shares held by CNPC through its overseas wholly-owned subsidiary, Fairy King Investments Limited.

5 Directors, Supervisors and Senior Management
     5.1 Information on the Changes in the Shareholding in the Company held by and Emoluments of the Directors, Supervisors and Senior Management
     5.1.1 Information on current Directors

					Remuneration	Whether	Number of Shares held in
					received from	received	the Company
					the Company in	remuneration	As at	As at
					2009	from offices	December	December
Name	Gender	Age	Position	Term	(RMB’000)	held in CNPC	31, 2008	31, 2009

Jiang Jiemin	M	54	Chairman	2008.05-2011.05	—	Yes	0	0
Zhou Jiping	M	57	Vice Chairman/ President	2008.05-2011.05	774	No	0	0
Wang Yilin	M	53	Non-Executive Director	2008.05-2011.05	—	Yes	0	0
Zeng Yukang	M	59	Non-Executive Director	2008.05-2011.05	—	Yes	0	0
Wang Fucheng	M	59	Non-Executive Director	2008.05-2011.05	—	Yes	0	0
Li Xinhua	M	56	Non-Executive Director	2008.05-2011.05	—	Yes	0	0
Liao Yongyuan	M	47	Executive Director/ Vice President	2008.05-2011.05	747	No	0	0
Wang Guoliang	M	57	Non-Executive Director	2008.05-2011.05	—	Yes	0	0
Jiang Fan	M	46	Non-Executive Director	2008.05-2011.05	519	No	0	0
Chee-Chen Tung	M	67	Independent Non-Executive Director	2008.05-2011.05	260	No	0	0
Liu Hongru	M	79	Independent Non-Executive Director	2008.05-2011.05	339	No	0	0
Franco Bernabè	M	61	Independent Non-Executive Director	2008.05-2011.05	246	No	0	0
Li Yongwu	M	65	Independent Non-Executive Director	2008.05-2011.05	344	No	0	0
Cui Junhui	M	63	Independent Non-Executive Director	2008.05-2011.05	348	No	0	0
Note: Emoluments exclude the one-off payments by the Company to some of the independent non-executive directors of approximately RMB7.3 million in 2009.

     5.1.2 Information on current Supervisors

					Remuneration	Whether	Number of Shares held in
					received from	received	the Company
					the Company in	remuneration	As at	As at
					2009	from offices	December	December
Name	Gender	Age	Position	Term	(RMB’000)	held in CNPC	31, 2008	31, 2009

Chen Ming	M	59	Chairman of Supervisory Committee	2008.05-2011.05	—	Yes	0	0
Wen Qingshan	M	51	Supervisor	2008.05-2011.05	—	Yes	0	0
Sun Xianfeng	M	57	Supervisor	2008.05-2011.05	—	Yes	0	0
Yu Yibo	M	46	Supervisor	2008.05-2011.05	—	Yes	66,500 A shares	66,500 A shares
Wang Yawei	M	55	Supervisor appointed by employees’ representatives	2008.05-2011.05	—	Yes	0	0
Qin Gang	M	56	Supervisor appointed by employees’ representatives	2008.05-2011.05	541	No	0	0
Wang Shali	F	55	Supervisor appointed by employees’ representatives	2008.05-2011.05	—	Yes	7,000 A shares 18,000 H shares	7,000 A shares 18,000 H shares
Li Yuan	M	62	Independent Supervisor	2008.05-2011.05	217	No	0	0
Wang Daocheng*	M	69	Independent Supervisor	2009.05-2011.05	117	No	0	0

*	Mr. Wang Daocheng was appointed as an Independent Supervisor of the Company effective from May 2009.
     5.1.3 Members of the Senior Management

					Remuneration	Whether	Number of Shares held in
					received from	received	the Company
					the Company in	remuneration	As at	As at
					2009	from offices	December	December
Name	Gender	Age	Position	Term	(RMB’000)	held in CNPC	31, 2008	31, 2009

Sun Longde	M	47	Vice President	2007.06-	578	No	0	0
Shen Diancheng	M	50	Vice President	2007.06-	578	No	0	0
Liu Hongbin	M	46	Vice President	2007.06-	578	No	0	0
Zhou Mingchun	M	42	Chief Financial Officer	2007.06-	578	No	0	0
Li Hualin	M	47	Vice President Secretary to the Board	2007.11-	578	No	0	0
Zhao Zhengzhang	M	53	Vice President	2008.05-	629	No	0	0
Bo Qiliang*	M	47	Vice President	2010.01-	Not applicable	Not applicable	0	0
Sun Bo*	M	49	Vice President	2010.01-	Not applicable	Not applicable	0	0
Lin Aiguo	M	51	Chief Engineer	2007.06-	578	No	0	0
Wang Daofu	M	54	Chief Geologist	2008.05-	665	No	0	0
Huang Weihe	M	52	Chief Engineer	2008.05-	620	No	0	0

*	Both Mr. Bo Qiliang and Mr. Sun Bo were appointed as Vice President of the Company effective from January 2010.
     Each member of the senior management of the Company has entered into a performance agreement with the Company. The remuneration policy of the senior management of the Company links the financial interest of the senior management with the operating results of the Company and the performance of the Company’s shares in the market..

6 Directors’ Report
     6.1 Discussion and Analysis of the Overall Operations during the Reporting Period
     6.1.1 Review of Results of Operations
     2009 was a year in which the Group faced significant challenges. Being faced with the serious impact and consequences caused by the global financial crisis, the Group adhered to the guiding principle of being market-oriented and focused on efficiency, and organised production and operations in a scientific manner. The Group also strengthened the overall balance among production, transportation, marketing and storage, and accelerated business planning and strategic development. It also strengthened controls over investment, optimised investment portfolios and vigorously reduced costs and improved efficiency. With the concerted efforts of the Group, the effects of the measures adopted by the Group to cope with the crisis became apparent. The Group achieved steady and safe yet fast development in production and operations in 2009, with the overall operating results being better than expected at the beginning of the year.
     1. Market Review
     (1) Crude Oil Market Review
     In 2009, oil prices in the international market fluctuated significantly, presenting an overall upward trend with fluctuations. At the beginning of the year, the crude oil market continued to follow the downturn trend from late 2008, with oil prices hovering at low levels. The price for West Taxas Intermediate (“WTI”) fell to below US$34 per barrel for a time but started to rise since mid-February. With the world economy showing signs of recovery, crude oil prices rose rapidly, reaching the highest price of US$80 per barrel in October, an increase of 138%. In 2009, average prices for WTI and North Sea Brent crude oil were US$61.81 and US$61.51 per barrel, respectively, representing a decrease of 38.2% and 36.8% from the average prices during the same period of last year. Domestic crude oil prices were substantially in line with the trend in international prices.
     According to the relevant information, net crude oil imports amounted to 199 million tons in 2009, representing an increase of 13.7% as compared with the same period of 2008. Domestic crude oil output was 189 million tons, representing a decline of 0.8% as compared with the same period of 2008. The volume of crude oil processed was 341 million tons, representing an increase of 6.3% as compared with the same period of 2008.
     (2) Refined Products Market Review
     In 2009, with the recovery of the domestic macroeconomic environment, demand in the refined products market started to rise after reaching a bottom level in the first half of the year, and the depressed market conditions significantly improved in the second half of the year. The monthly apparent consumption of various oil products resumed positive growth at a relatively high degree. In 2009, the PRC government made eight adjustments to the domestic prices of refined products. The domestic pricing mechanism basically aligned the price relationships between crude oil and refined products, reflected the price fluctuations in the international crude oil market and reversed the situation where refinery enterprises suffered from long-term losses as a result of the reverse-link between the crude oil prices and the prices of refined products.
     According to the relevant information, the apparent consumption of domestic refined products was 207 million tons in 2009, representing an increase of 0.9% as compared with that of the preceding year.
     (3) Chemical Products Market Review
     In 2009, the chemical products market underwent a tremendous change from depression to a shortage of supply. As an effective response to the global financial crisis, the PRC government successively launched a RMB4,000 billion economic stimulus plan and implemented a series of policies, such as substantially raising the tax refunds on the export of chemical products and their related finished products, promoting the sales of household electrical appliances in the rural areas with a view to expanding domestic demand, etc. The implementation of these policies contributed to an increasing demand in the domestic chemical products market, with the demand level resuming to the pre-financial crisis level at the end of the year. At the same time, with the global economy having resumed stability and the recovery causing increases in the international crude oil prices, the demand for exports recovered slowly. The gradual increase in market demand effectively absorbed the increase in market supply. In 2009, the chemical products market showed a favourable trend in increases in demands and prices.
     (4) Natural Gas Market Review
     In 2009, the domestic natural gas market continued to develop rapidly with strong growth in demand. According to the relevant information, domestic natural gas output in 2009 reached 84.1 billion cubic metres, representing an increase of 8.6% as compared with that of last year. The apparent domestic consumption of natural gas amounted to 87.5 billion cubic metres, representing an increase of 11.5% as compared with that of last year. The proportion of city gas continued to grow, with the proportion of industrial gas falling and that of power generation gas rising. The natural gas consumption structure became more reasonable.
     2. Business Review
     Based on management needs, with effect from January 1, 2009, the Group has redefined its operating segments as follows: the businesses of refining of crude oil and petroleum products and the production and marketing of primary petrochemical products, derivative petrochemical products and other chemical products have been combined to form a new Refining and Chemicals segment; and the marketing of refined products and the trading businesses are now included in a new Marketing segment.
     The Group is principally engaged in a broad range of petroleum related products, services and activities. From a products and services perspective and pursuant to the above re-segmentation, the Group’s operating segments comprise: Exploration and Production, Refining and Chemicals, Marketing and Natural Gas and Pipeline. Comparative amounts of the year 2008 have been restated to reflect the re-segmentation.
     (1) Exploration and Production
     In 2009, the Group continued to place emphasis on resources as a strategy and gave first priority to oil and gas exploration. A series of strategic discoveries and significant breakthroughs were achieved in major exploration areas, such as the Qaidam Basin, the Erdos Basin, the Tarim Basin, the Junggar Basin, Hailar-Tamsag Basin and the Sichuan Basin, thereby building up a solid foundation for the growth of reserves for 2009. The oil reserve replacement ratio of the Group in 2009 was 1.05, while the gas reserve replacement ratio was 1.97 and the replacement ratio of oil and gas equivalent reserves was 1.32. In the development and production of oil and gas fields, priority was placed on efficiency. The organisation and management of production were enhanced and the output structure and production capacity proposals were actively optimised, thereby maintaining its production and operations in a balanced and steady manner.
     The Group grasped key strategic opportunities at the time of low oil prices, and steadily implemented strategic plans relating to overseas oil and gas resources and extended cooperation with international oil companies. The Group has entered into a number of overseas cooperation projects including the project in the Rumaila Oilfield in Iraq. The scale of international business continued to expand. At the same time, the operation and management of existing overseas oil and gas projects were strengthened to boost the production and reserves of those projects. Contribution by the Group’s international business gradually increased.
     In 2009, the lifting cost for the oil and gas operations of the Group was US$9.12 per barrel, representing a decrease of 3.8% compared to US$9.48 per barrel in 2008. Excluding the impacts resulting from exchange rate changes, the lifting cost decreased by 5.4% as compared with that in 2008.
     Summary of Operations of the Exploration and Production Segment

				Year-on-year
	Unit	2009	2008	change (%)

Crude oil output	Million barrels	843.5	870.7	(3.1)
Marketable natural gas output	Billion cubic feet	2,112.2	1,864.2	13.3
Oil and natural gas equivalent output	Million barrels	1,195.7	1,181.5	1.2
Proved reserves of crude oil	Million barrels	11,263	11,221	0.4
Proved reserves of natural gas	Billion cubic feet	63,244	61,189	3.4
Proved developed reserves of crude oil	Million barrels	7,871	8,324	(5.4)
Proved developed reserves of natural gas	Billion cubic feet	30,949	26,667	16.1
Note: Figures have been converted at the rate of 1 ton of crude oil = 7.389 barrels and 1 cubic metre of natural gas = 35.315 cubic feet.

     (2) Refining and Chemicals
     In 2009, the Group strengthened the management of the refining and chemical business as a set of integrated operations and significant progress was made in the strategic adjustment of the refining and chemical business structure. In the first half of 2009, confronted with the pressure posed by the high level of inventories, the Group made flexible adjustments to processing plans, intensified production management and maintained safe and steady operation under low processing loads. In the second half of 2009, with the continuing upward trend in the market, the Group improved the organisation and coordination of production, gradually increased processing loads and arranged the overhauling of installations and the commissioning of newly-constructed facilities in an orderly manner. The Group placed emphasis on increasing efficiency and optimised the product mix based on market needs. Efforts were made to enhance the quality of products, intensify management of benchmark indicators and strengthen cost control. Various major technical and economic indicators achieved record levels. The refining and chemical strategic planning and the construction of major projects were proceeded in an orderly manner with a view to take full benefit of the time lag between construction and commissioning. In respect of the sale of chemical products, efforts were enhanced to promote sales at favourable prices, to strengthen strategic cooperation with major clients and to explore profitable markets.
     In 2009, the Group’s refineries processed 829 million barrels of crude oil, 75.4% of which were supplied by the Exploration and Production Segment. The Group produced approximately 73.20 million tons of gasoline, diesel and kerosene. The cash processing cost of the refineries was RMB136.6 per ton in 2009, a decrease of 3.0% as compared with RMB140.7 per ton in 2008.
     Summary of Operations of the Refining and Chemicals Segment

	Unit	2009	2008	Year-on-year change (%)

Processed crude oil	Million barrels	828.6	849.8	(2.5)
Gasoline, kerosene and diesel output	’000 ton	73,195	73,968	(1.0)
of which: Gasoline	’000 ton	22,114	23,465	(5.8)
Kerosene	’000 ton	2,253	2,209	2.0
Diesel	’000 ton	48,828	48,294	1.1
Crude oil processing load	%	87.70	94.89	(7.19 percentage points)
Light products yield	%	75.54	73.58	1.96 percentage points
Refining yield	%	93.10	92.71	0.39 percentage points
Ethylene	’000 ton	2,989	2,676	11.7
Synthetic Resin	’000 ton	4,480	4,099	9.3
Synthetic fibre materials and polymers	’000 ton	1,471	1,637	(10.1)
Synthetic rubber	’000 ton	420	344	22.1
Urea	’000 ton	3,973	3,824	3.9
Note: Figures have been converted at a rate of 1 ton of crude oil = 7.389 barrels.

     (3) Marketing
     In 2009, faced with the severe impact of the international financial crisis, the Group adopted various measures in the marketing of refined products, and proactively expanded sales and improved efficiency, resulting in a stable increase in the market size. The Group closely monitored changing market conditions and conducted market analysis in a more detailed manner, optimised the despatch and transmission network and adjusted its marketing strategies in a timely manner, as well as actively promoted sales, especially to commercial users with high efficiency and usage. The Group took efforts to increase the quantity and profitability of sales. It has also continuously enhanced its retail management and its quality of services, accelerated the expansion of marketing networks for refined products and the construction of storage facilities, thereby further strengthening its supply capability and improving its operating efficiency.
     Summary of Operations of the Marketing Segment

	Unit	2009	2008	Year-on-year change (%)

Sales volume of gasoline, kerosene and diesel	’000 ton	101,253	90,278	12.2
of which: Gasoline	’000 ton	30,777	29,399	4.7
Kerosene	’000 ton	5,817	4,798	21.2
Diesel	’000 ton	64,659	56,081	15.3
Market share in retail	%	38.2	37.5	0.7 percentage points
Number of service stations	units	17,262	17,456	(1.1)
of which: owned service stations	units	16,607	16,725	(0.7)
Sale volume per service station	Ton/day	10.1	9.6	5.2

(4)	Natural Gas and Pipeline
     In 2009, the Group achieved significant breakthroughs in its construction of oil and gas pipelines with strategic importance as well as trunk pipeline networks. The natural gas business maintained a rapid rate of growth. Line A of the Central-Asia China Gas Pipeline and the West Section of the Second West-East Gas Pipeline were completed and in operation. Construction of the Sino-Russia Crude Oil Pipeline is in full swing. The construction of the domestic key oil and gas pipeline network progressed in an orderly manner. The construction of the Yongqing-Tangshan-Qinhuangdao Gas Transmission Pipeline and the Lanzhou-Zhengzhou-Wuhan Section of the Lanzhou-Zhengzhou-Changsha Refined Products Pipeline were completed and commissioned. Construction of other pipelines such as the East Section of the Second West-East Gas Pipeline is progressing well. Construction works of key projects such as the Dalian LNG project and the Jiangsu LNG project proceeded in an orderly manner. The natural gas marketing business leveraged on its advantage of the nationwide pipeline network and strengthened the balance of production, transportation and marketing. In the face of extreme weather in some regions during the past winter, the Group effectively managed the upsurge in demand for gas during this difficult time. In doing so, the Group pushed the production at gas fields to its limit of capacity, maximised the recovery rate of storage facilities and optimised the operation of gas transmission pipelines, thereby guaranteeing the supply of natural gas to key cities as well as public utilities and key industrial users in a safe and steady manner.

     As at the end of 2009, the Group’s pipelines measured a total length of 50,627km, of which 28,595km is made up of natural gas pipelines, 13,164km by crude oil pipelines and 8,868km by refined product pipelines. Output and sales volumes of natural gas continued to record double-digit growth rate.
     6.1.2 Management Discussion and Analysis
     The following discussion and analysis should be read in conjunction with the audited financial statements of the Group and the notes thereto set out in the 2009 Annual Report.
     1. The financial data set out below is extracted from the audited financial statements of the Group prepared under IFRS
     (1) Consolidated Operating Results
     In 2009, the Group was confronted by the severe challenges and impacts from the global financial crisis. Having analysed the prevailing economic conditions, the Group proactively took a number of measures to organise its production and operations in a scientific manner and achieved a steady, rapid and coordinated development in its production and business operations. In 2009, despite of a decrease of 38.4% in oil prices from the preceding year, the Group achieved a turnover of RMB1,019,275 million under IFRS, representing a decrease of 5.0% from the preceding year. Net profit attributable to owners of the Company was RMB103,387 million, representing a decrease of 9.7% from the preceding year. Basic earnings per share was RMB0.56, representing a decrease of RMB0.07 from the preceding year.
     Turnover Turnover decreased 5.0% from RMB1,072,604 million for the twelve months ended December 31, 2008 to RMB1,019,275 million for the twelve months ended December 31, 2009. This was primarily due to decreases in the selling prices and changes in the sales volume of major products including crude oil, gasoline, diesel and kerosene. The table below sets out the external sales volume and average realised prices for major products sold by the Group for 2009 and 2008 and percentage of changes in the sales volume and average realised prices during these two years.

	Sales Volume (’000 ton)			Average Realised Price (RMB/ton)
			Percentage of			Percentage of
	2009	2008	Change (%)	2009	2008	Change (%)
Crude oil*	53,768	38,603	39.3	2,750	4,348	(36.8)
Natural gas (million cubic metre, RMB/’000 cubic metre)	59,614	51,054	16.8	814	813	0.1
Gasoline	30,777	29,399	4.7	5,763	5,881	(2.0)
Diesel	64,659	56,081	15.3	4,965	5,526	(10.2)
Kerosene	5,817	4,798	21.2	3,896	6,355	(38.7)
Heavy oil	8,472	7,061	20.0	2,903	3,541	(18.0)
Polyethylene	2,349	2,195	7.0	8,430	10,219	(17.5)
Lubricant	1,796	2,003	(10.3)	7,204	7,515	(4.1)

*	The crude oil listed above represents all the external sales volume of crude oil of the Company. Comparative amounts of the same period of 2008 have been adjusted accordingly.

     Operating Expenses Operating expenses decreased 4.1% from RMB913,033 million for the twelve months ended December 31, 2008 to RMB875,831 million for the twelve months ended December 31, 2009, of which:
     Purchases, Services and Other Expenses Purchases, services and other expenses decreased 12.5% from RMB562,851 million for the twelve months ended December 31, 2008 to RMB492,472 million for the twelve months ended December 31, 2009. This was primarily due to (1) a decrease in the purchase prices of crude oil and feedstock oil from external suppliers that resulted in a decrease in purchase costs; (2) a decrease in the prices of raw materials, fuel, energy and other production materials as well as changes in inventories that resulted in a decrease in purchase costs.
     Employee Compensation Costs Employee compensation costs of the Group were RMB65,977 million for the twelve months ended December 31, 2009, representing an increase of 6.1% compared with that of last year. Taking into account factors including the expansion of business of the Company, the level of employee compensation was basically the same as that of last year, which demonstrated that the Company has maintained effective control on labour cost.
     Exploration Expenses Exploration expenses decreased 11.3% from RMB21,879 million for the twelve months ended December 31, 2008 to RMB19,398 million for the twelve months ended December 31, 2009. This was primarily due to adjustments made by the Group to optimise the structure and workload of exploration and to further strengthen the management of oil and gas exploration as well as control over the process of exploration.
     Depreciation, Depletion and Amortisation Depreciation, depletion and amortisation decreased 2.6% from RMB94,759 million for the twelve months ended December 31, 2008 to RMB92,259 million for the twelve months ended December 31, 2009. This was primarily due to the impairment charges recorded by the Group against its refining assets and oil and gas properties in 2008.
     Selling, General and Administrative Expenses Selling, general and administrative expenses increased 9.7% from RMB59,617 million for the twelve months ended December 31, 2008 to RMB65,423 million for the twelve months ended December 31, 2009. This was primarily due to higher production safety expenses were incurred than last year as required by the relevant PRC regulations.
     Taxes other than Income Taxes Taxes other than income taxes increased 9.1% from RMB124,132 million for the twelve months ended December 31, 2008 to RMB135,465 million for the twelve months ended December 31, 2009. The increase was primarily due to (1) a significant decrease in the payment of the special levy on the sale of domestic crude oil by the Group compared with that of last year, from RMB85,291 million for the twelve months ended December 31, 2008 to RMB20,020 million for the twelve months ended December 31, 2009; (2) a sharp increase in consumption tax expenses borne by the Group as a result of the implementation of a new policy on fuel consumption tax in 2009, from RMB13,570 million for the twelve months ended December 31, 2008 to RMB82,429 million for the twelve months ended December 31, 2009; and (3) an increase of RMB5,368 million in urban maintenance and construction tax and educational surcharge as a result of the increase in tax payments including fuel consumption tax.
     Other (Expenses)/Incomes, net Other expenses, net, was RMB4,837 million for the twelve months ended December 31, 2009, while Other incomes, net, was RMB12,372 million for the twelve months ended December 31, 2008. This was primarily due to the recognition by the Group of government grants by the PRC Government for the supply of crude oil and refined products in 2008.
     Profit from Operations The profit from operations of the Group for the twelve months ended December 31, 2009 was RMB143,444 million, representing a decrease of 10.1% from RMB159,571 million for the same period of the preceding year.
     Net Exchange Loss Net exchange loss decreased from RMB1,081 million for the twelve months ended December 31, 2008 to RMB783 million for the twelve months ended December 31, 2009. The decrease in the net exchange loss was primarily due to the appreciation of the Renminbi against the United States Dollar and other currencies in 2008 being more significant than the changes in exchange rates in 2009.
     Net Interest Expenses Net interest expenses increased 397.1% from RMB767 million for the twelve months ended December 31, 2008 to RMB3,813 million for the twelve months ended December 31, 2009. The increase in net interest expenses was primarily due to the combined effect of a substantial increase in the outstanding balance of interest-bearing debts and a decrease in interest income resulting from a decrease in the average outstanding balance of deposits.
     Profit Before Taxation Profit before taxation decreased 13.6% from RMB162,013 million for the twelve months ended December 31, 2008 to RMB140,032 million for the twelve months ended December 31, 2009.
     Income Tax Expenses Income tax expenses decreased 4.9% from RMB35,211 million for the twelve months ended December 31, 2008 to RMB33,473 million for the twelve months ended December 31, 2009. The decrease was primarily due to a reduction in the taxable income for the year and taxation adjustments.
     Profit for the year Profit for the year decreased 16.0% from RMB126,802 million for the twelve months ended December 31, 2008 to RMB106,559 million for the twelve months ended December 31, 2009.
     Profit attributable to non-controlling interest of the Company (“profit attributable to minority interest”) As international crude oil prices in 2009 were lower than during 2008, certain subsidiaries of the Company recorded material decreases in profits. This resulted in a significant decrease in the profit attributable to non-controlling interest, from RMB12,349 million for the twelve months ended December 31, 2008 to RMB3,172 million for the twelve months ended December 31, 2009.

     Profit attributable to owners of the Company Profit attributable to the owners of the Company decreased 9.7% from RMB114,453 million for the twelve months ended December 31, 2008 to RMB103,387 million for the twelve months ended December 31, 2009.
     (2) Segment Information
     Exploration and Production
     Turnover Turnover decreased 35.3% from RMB626,367 million for the twelve months ended December 31, 2008 to RMB405,326 million for the twelve months ended December 31, 2009. The decrease was primarily due to a significant decrease in crude oil prices. The average realised crude oil price of the Group in 2009 was US$53.90 per barrel, representing a decrease of 38.4% from US$87.55 per barrel in 2008.
     Operating Expenses Operating expenses decreased 22.2% from RMB385,897 million for the twelve months ended December 31, 2008 to RMB300,307 million for the twelve months ended December 31, 2009. The decrease was primarily due to a decrease in the purchase costs of imported crude oil as international crude oil prices remained low throughout 2009 and a sharp decrease in the payment of special levy on the sale of domestic crude oil by the Group.
     Profit from Operations The Exploration and Production segment placed strong emphasis on cost benefit efficiency by enhancing the organisation and management of production, proactively optimising the output structure and production capacity proposals in response to market changes, organising crude oil production in an orderly manner, and taking proactive measures to reduce costs while increasing efficiency. Impacted by factors such as the sharp decrease in crude oil prices, the profit from operations of the Group for the twelve months ended December 31, 2009 was RMB105,019 million, representing a decrease of 56.3% from RMB240,470 million for the preceding year. However, the Exploration and Production segment remains the most important contributor to the profit of the Group.
     Refining and Chemicals
     Turnover Turnover decreased 10.6% from RMB560,729 million for the twelve months ended December 31, 2008 to RMB501,300 million for the twelve months ended December 31, 2009. The decrease was primarily due to decrease in the selling prices of key refining and chemical products.
     Operating Expenses Operating expenses decreased 26.1% from RMB654,559 million for the twelve months ended December 31, 2008 to RMB483,992 million for the twelve months ended December 31, 2009. The decrease was primarily due to the international crude oil price being lower than last year, which resulted in a decrease in the purchase costs of crude oil and feedstock oil from external suppliers.
     Profit/Loss from Operations Fully leveraging on the advantages of integrated refining and chemical operations, the Refining and Chemicals segment strengthened production organisation and coordination, focused on management of benchmark indicators and pursued cost reduction and efficiency enhancement initiatives. The profit from operations amounted to RMB17,308 million for the twelve months ended December 31, 2009, compared with a loss of RMB93,830 million for the twelve months ended December 31, 2008.
     Marketing
     Turnover Turnover decreased 1.3% from RMB778,141 million for the twelve months ended December 31, 2008 to RMB768,295 million for the twelve months ended December 31, 2009. The decrease in turnover was primarily due to a decrease in the selling prices of refined products and reductions in sales revenue from the oil products trading business.
     Operating Expenses Operating expenses decreased 2.0% from RMB770,159 million for the twelve months ended December 31, 2008 to RMB755,030 million for the twelve months ended December 31, 2009. The decrease was primarily due to a decrease in the purchase costs of refined products from external suppliers, together with a decrease in expenses relating to the oil products trading business.
     Profit from Operations The Marketing segment adopted proactive and effective marketing strategies and enhanced cost management to expand sales and improve efficiency. Profit from operations was RMB13,265 million for the twelve months ended December 31, 2009, representing an increase of 66.2% from RMB7,982 million for the same period of last year.
     Natural Gas and Pipeline
     Turnover Turnover increased 22.7% from RMB63,315 million for the twelve months ended December 31, 2008 to RMB77,658 million for the twelve months ended December 31, 2009. The increase was primarily due to an increase in the natural gas sales volume and the volume of natural gas from pipeline transmission.
     Operating Expenses Operating expenses increased 24.0% from RMB47,258 million for the twelve months ended December 31, 2008 to RMB58,612 million for the twelve months ended December 31, 2009. The increase was primarily due to an increase in the purchase costs of natural gas.
     Profit from Operations The Natural Gas and Pipeline segment actively focused on the development of oil and gas pipelines network and city gas operations. Output and sales volumes of natural gas maintained double-digit growth. Profit from the Natural Gas and Pipeline segment to the Group continue to grow. Profit from operations of the Natural Gas and Pipeline segment was RMB19,046 million for the twelve months ended December 31, 2009, representing an increase of 18.6% from the same period of 2008 of RMB16,057 million.

     (3) Assets, Liabilities and Equity
     The following table sets out the key items in the consolidated balance sheet of the Group:

	As at December 31,	As at December 31,	Percentage of
	2009	2008	Change

	RMB million	RMB million	%

Total assets	1,450,288	1,196,235	21.2
Current assets	294,383	224,946	30.9
Non-current assets	1,155,905	971,289	19.0
Total liabilities	542,587	348,395	55.7
Current liabilities	388,553	265,651	46.3
Non-current liabilities	154,034	82,744	86.2
Equity attributable to owners of the Company	847,223	790,910	7.1
Share capital	183,021	183,021	—
Reserves	240,135	229,416	4.7
Retained earnings	424,067	378,473	12.0
Total equity	907,701	847,840	7.1
     Total assets amounted to RMB1,450,288 million, representing an increase of 21.2% from that at the end of 2008, of which:
     Current assets amounted to RMB294,383 million, representing an increase of 30.9% from that as at the end of 2008. The increase in current assets was primarily due to an increase of RMB53,775 million in cash and cash equivalents.
     Non-current assets amounted to RMB1,155,905 million, representing an increase of 19.0% from that as at the end of 2008. The increase in non-current assets was primarily due to an increase in capital expenditures, resulting in an increase in property, plant and equipment (including fixed assets, oil and gas properties etc.) in the amount of RMB175,043 million.
     Total liabilities amounted to RMB542,587 million, representing an increase of 55.7% from that as at the end of 2008, of which:
     Current liabilities amounted to RMB388,553 million, representing an increase of 46.3% from that as at the end of 2008. The increase in current liabilities was primarily due to an increase in short-term borrowings of RMB55,181 million and an increase in accounts payable and accrued liabilities of RMB47,959 million.
     Non-current liabilities amounted to RMB154,034 million, representing an increase of 86.2% from that as at the end of 2008. The increase in non-current liabilities was primarily due to an increase of long-term borrowings of RMB52,619 million, an increase in deferred tax liabilities of RMB8,983 million and an increase of asset retirement obligations of RMB8,485 million.
     Equity attributable to the owners of the Company amounted to RMB847,223 million, representing an increase of 7.1% from that as at the end of 2008. The increase in equity attributable to the owners of the Company was primarily due to an increase in retained earnings of RMB45,594 million.
     As at December 31, 2009, the financial assets and financial liabilities of the Group denominated in foreign currencies were as follows:
Unit: RMB million

	Amount at	Changes in
	the	fair value	Accumulated	Impairment	Amount
	beginning	recorded in	changes in	loss recorded	at the end
	of the	profit/loss of	fair value	in the	of the
	reporting	the reporting	recorded in	reporting	reporting
Items	period	period	equity	period	period

Financial assets
Loans and receivables	26,695	—	—	—	79,474
Available-for-sale financial assets	35	—	25	—	252

Sub-total	26,730	—	25	—	79,726

Financial Liabilities	39,672	—	—	—	97,973
     (4) Cash Flows
     The primary sources of funds of the Group are cash from operating activities and short-term and long-term borrowings. The funds of the Group are mainly used for operating activities, capital expenditures, repayment of short-term and long-term borrowings and distribution of dividends to owners of the Company.
     The table below sets forth the net cash flows of the Group for the years ended December 31, 2009 and December 31, 2008 respectively and the amount of cash and cash equivalents as at the end of each year:

	As at December 31
	2009	2008

	RMB million	RMB million

Net cash flows from operating activities	261,972	172,465
Net cash flows used for investing activities	(261,453)	(211,797)
Net cash flows from financing activities	53,077	3,777
Translation of foreign currency	179	(112)
Cash and cash equivalents at the end of year	86,925	33,150
     Net Cash Flows from Operating Activities
     The net cash flows of the Group from operating activities for the twelve months ended December 31, 2009 was RMB261,972 million, representing an increase of 51.9% compared with RMB172,465 million generated for the twelve months ended December 31, 2008. This was mainly due to the decrease in cash outflow arising from the strengthened working capital management by the Group in response to the global financial crisis, and the reduction of value-added taxes as a result of the new pricing mechanism for refined products implemented by the PRC government. As at December 31, 2009, the Group had cash and cash equivalents of

RMB86,925 million. The cash and cash equivalents were mainly denominated in Renminbi (approximately 77.2% were denominated in Renminbi, approximately 17.2% were denominated in US Dollars, approximately 4.5% were denominated in HK Dollars and approximately 1.1% were denominated in other currencies).
     Net Cash Flows Used for Investing Activities
     The net cash flows of the Group used for investing activities for the twelve months ended December 31, 2009 was RMB261,453 million, representing an increase of 23.4% compared with RMB211,797 million used for investing activities for the twelve months ended December 31, 2008. The net increase was primarily due to an increase in capital expenditures paid in cash during the year as a result of the construction of the strategic projects (including the Central-Asia China Gas Pipeline project and the Second West-East Gas Pipeline project) and major programs by the Company taking advantage of the lower price of the raw materials and bulk commodities during the global financial crisis.
     Net Cash Flows from Financing Activities
     The net cash flows of the Group from financing activities for the twelve months ended December 31, 2009 was RMB53,077 million, while the net cash flows of the Group from financing activities for the twelve months ended December 31, 2008 was RMB3,777 million. The Group increased their financing activities in response to the financial crisis.
     The net liabilities of the Group as at December 31, 2009 and December 31, 2008, respectively, are as follows:

	As at December 31, 2009	As at December 31, 2008
	RMB million	RMB million

Short-term borrowings (including current portion of long-term borrowings)	148,851	93,670
Long-term borrowings	85,471	32,852

Total borrowings	234,322	126,522

Less: Cash and cash equivalents	86,925	33,150

Net borrowings	147,397	93,372

     Maturities of long-term borrowings of the Group are as follows:

	As at December 31, 2009	As at December 31, 2008
	RMB million	RMB million

To be repaid within one year	14,229	5,898
To be repaid within one to two years	12,212	15,442
To be repaid within two to five years	62,821	7,432
To be repaid after five years	10,438	9,978

	99,700	38,750

     Of the total borrowings of the Group as at December 31, 2009, approximately 69.7% were fixed-rate loans and approximately 30.3% were floating-rate loans. Of the borrowings as at

December 31, 2009, approximately 83.2% were denominated in Renminbi, approximately 16.7% were denominated in United States Dollars, and approximately 0.1% were denominated in other currencies.
     As at December 31, 2009, the gearing ratio of the Group (gearing ratio = interest-bearing debts/(interest-bearing debts + total equity)) was 20.5% (13.0% as at December 31, 2008).
     (5) Capital Expenditures
     For the twelve months ended December 31, 2009, capital expenditures of the Group increased 14.8% to RMB266,836 million from RMB232,377 million for the twelve months ended December 31, 2008. The increase in capital expenditures was primarily due to an increase in expenditures relating to construction of sales network and construction of natural gas pipelines by the Group.

	2009			2008		Estimates for 2010
	RMB			RMB		RMB
	million		%	million	%	million	%

Exploration and Production(A)	129,017		48.4	157,194	67.6	157,700	53.9
Refining and Chemicals	42,558		15.9	30,619	13.2	49,500	16.9
Marketing	18,174		6.8	4,974	2.1	19,600	6.7
Natural Gas and Pipeline	74,754		28.0	36,848	15.9	62,000	21.2
Other	2,333		0.9	2,742	1.2	3,900	1.3

Total	266,836	(B)	100.0	232,377	100.0	292,700	100.0

(A)	If investments related to geological and geophysical exploration costs are included, the capital expenditures and investments for the Exploration and Production segment for 2008 and 2009, and the estimates for the same in 2010 would be RMB168,732 million, RMB138,396 million and RMB169,000 million, respectively.

(B)	The capital expenditure for 2009 has excluded the consideration for the acquisition of Singapore Petroleum Company Limited in the amount of Singapore dollars (“S$”)3,239 million (approximately RMB15,296 million).
     Exploration and Production
     For the twelve months ended December 31, 2009, capital expenditures in relation to the Exploration and Production segment amounted to RMB129,017 million, which were primarily relating to large oil and gas exploration projects such as in the oil and gas fields located in Changqing, Daqing, Tarim and Southwestern oil and gas fields in China and Aktyubinsk oil and gas fields and in the construction of key production capacities for various oil and gas fields.
     The Group anticipates that capital expenditures for the Exploration and Production segment for 2010 will amount to approximately RMB157,700 million. Domestic exploration activities will be mainly focused on the overall development of regions in Songliao Basin, Bohai Basin, Erdos Basin, Sichuan Basin, Tarim Basin and other key oil and gas regions. Development activities will be focused on the construction of new proved oil and gas fields, while the steady and increasing production of Daqing, Changqing, Tarim and Southwestern oil and gas fields will also be emphasised; oil and gas exploration and development in Central Asia and the Middle East will be the focus of the Group’s overseas development.

     Refining and Chemicals
     Capital expenditures for the Group’s Refining and Chemicals segment for the twelve months ended December 31, 2009 amounted to RMB42,558 million, of which RMB21,283 million was used for the construction of refining facilities with capacity over ten million tons, such as the Dushanzi Petrochemical, Guangxi Petrochemical and Sichuan Petrochemical projects, and RMB21,275 million was used for the construction of large scale ethylene projects such as the Dushanzi Petrochemical, Guangxi Petrochemical, Fushun Petrochemical and Daqing Petrochemical projects.
     The Group anticipates that capital expenditures for the Refining and Chemicals segment for 2010 will amount to RMB49,500 million, of which approximately RMB26,400 million will be used for construction and expansion of refining facilities including large scale refining projects such as Sichuan Petrochemical and Huhhot Petrochemical Projects, and approximately RMB23,100 million for the construction and expansion of chemical facilities including major ethylene projects at Sichuan Petrochemical, Fushun Petrochemical and Daqing Petrochemical.
     Marketing
     Capital expenditures for the Marketing segment for the twelve months ended December 31, 2009 amounted to RMB18,174 million, which were used mainly for the construction of sales network facilities including service stations and oil storage tanks.
     The Group anticipates that capital expenditures for the Marketing segment for 2010 will amount to RMB19,600 million, which are expected to be used primarily for the construction and expansion of efficient sales networks.
     Natural Gas and Pipeline
     Capital expenditures in the Natural Gas and Pipeline segment for the twelve months ended December 31, 2009 amounted to RMB74,754 million, mainly used for the construction of the Second West-East Gas Pipeline project, the Sino-Russia Crude Oil Pipeline project and the Lanzhou-Zhengzhou-Changsha refined oil pipeline and other gas pipeline projects.
     The Group anticipates that capital expenditures for the Natural Gas and Pipeline segment for 2010 will amount to RMB62,000 million, which are expected to be used primarily for the construction of main oil and gas transmission projects such as the Second West-East Gas Pipeline project and the Sino-Russia Crude Oil Pipeline project and associated LNG and gas storage facilities.
     Others
     Capital expenditures for Other segment including those incurred by the headquarters and others for the twelve months ended December 31, 2009 were RMB2,333 million.

     The Group anticipates that capital expenditures for Other segment for 2010 will amount to approximately RMB3,900 million, which are expected to be used primarily for research and development activities and for implementation of information systems.
     2. The financial data set out below is extracted from the audited financial statements of the Group prepared under CAS
     (1) Financial data prepared under CAS

	As at December 31,	As at December 31,	Percentage of
	2009	2008	change
	RMB million	RMB million	%

Total assets	1,450,742	1,196,962	21.2
Current assets	295,713	227,456	30.0
Non-current assets	1,155,029	969,506	19.1
Total liabilities	542,631	348,523	55.7
Current liabilities	388,553	265,651	46.3
Non-current liabilities	154,078	82,872	85.9
Equity attributable to equity holders of the Company	847,782	791,691	7.1
Total equity	908,111	848,439	7.0
     For reasons for changes, please read Section 1(3) in 6.1.2.
     (2) Principal operations by segment and by product under CAS

	Income from	Cost of		Year-on-year	Year-on-year
	principal	principal		change in	change
	operations	operations		income from	in cost of
	for the year	for the year		principal	principal	Increase or
	ended 2009	ended 2009	Margin*	operations	operations	decrease in margin
	RMB	RMB				Percentage
By segment	million	million	%	%	%	point

Exploration and production	391,862	216,733	35.4	(35.9)	(8.7)	(9.6)
Refining and Chemicals	493,645	362,110	8.4	(10.8)	(40.2)	20.6
Marketing	764,358	705,885	7.4	(0.9)	(2.3)	1.2
Natural gas and pipeline	76,463	54,024	28.0	22.5	21.1	0.8
Other	293	206	—	—	—	—
Inter-segment elimination	(734,676)	(733,060)	—	—	—	—
Total	991,945	605,898	25.9	(4.7)	(7.3)	(0.2)

*	Margin=Profit from principal operations /Income from principal operations

     (3) Principal operations by regions under CAS

	2009	2008	Year-on-year change
Revenue from external customers	RMB million	RMB million	%

Mainland China	790,748	824,703	(4.1)
Other	228,527	247,901	(7.8)
Total	1,019,275	1,072,604	(5.0)

Non-current assets*
Mainland China	1,074,756	903,590	18.9
Other	77,688	63,434	22.5
Total	1,152,444	967,024	19.2

*	Non-current assets mainly include other non-current assets other than financial instruments and deferred tax assets.
     (4) Principal subsidiaries and associates of the Group

				Amount of	Amount of
	Registered			total	total	Net
	capital		Shareholding	assets	liabilities	profit
	RMB			RMB	RMB	RMB
Name of company	million		%	million	million	million

Daqing Oilfield Company Limited	47,500		100.00	180,825	63,915	35,605
CNPC Exploration and Development Company Limited		16,100	50.00	94,358	21,315	2,045
PetroChina Hong Kong Limited	HK$	7,592 million	100.00	18,231	3,716	985
Dalian West Pacific Petrochemical Co., Ltd.	US$	258 million	28.44	10,168	12,228	1,076
China Marine Bunker (PetroChina) Co., Ltd.		1,000	50.00	6,546	3,501	358
     6.2 Business Prospects
     In 2010, the international financial market is gradually becoming more stable, with an expectation for growth in the global economy during recovery, and the PRC economy appears to have a more established foundation for renewed economic growth. Policies to expand domestic demand and improve people’s livelihood are expected to continue to yield positive results. Growth in the domestic economy is expected to remain fast but steady, with a corresponding increase in the demand for oil and petrochemical products. The Group will continue with its vigorous efforts in implementing the strategy on “resources, marketing and internationalisation”, and in particular placing emphasis on quality and efficiency. The Group will also strengthen the overall balance between production, transportation, marketing and storage, as well as its command of both the international and domestic aspects of business. The Group will continue to strengthen its self-innovation capability and consolidate its core corporate management competence. It will also take active steps to accelerate the transformation of its pattern of business development and to steer fast and steady development of the Company’s production and operations.
     In respect of exploration and production operations, the Group will continue to place top priority on exploration for new resources and further consolidate the leading position of its upstream operations in the PRC. Persisting in its drive for scale, efficiency and scientific exploration and focusing on pre-exploration and venture exploration, the Group will endeavour to unearth sizeable and high quality reserves. In oil and gas fields development, emphasis will be placed on the overall planning, exploration and development of new oilfields and the economies of scale in operations, as well as the planning and arrangement for secondary recovery in mature oilfields. The Group will also take the initiative in changing methods to attain a higher level of development of its oil and gas fields, and to achieve steady production in mature oilfields. The Group will take advantage of the historic opportunity presented by the rapidly developing natural gas sector, with emphasis on expanding the production capacities in key gas regions, so as to maintain the safe, fast and steady growth momentum of natural gas.
     In respect of refining and chemicals operations, the Group will leverage on its integrated and intensive refining and chemicals operations. The Group will strenuously work towards market proximity and the marketability of its products. The Group will pursue smooth and efficient refining and chemicals production. The Group will also seek to optimise resources allocation and adjust equipment mix in response to the market and speed up quality enhancement of oil products and development of new petrochemical products, while striving for increases in production, income and efficiency. The Group will follow changes in the market closely and attune to patterns of sales in order to increase the ultimate profitability in sales. The Group will push ahead key refining and petrochemical construction projects as planned, so that completion of the construction of facilities can meet the production plan and the growth of refining and petrochemical processing capacity can be maintained.
     In respect of the sale of refined products, the Group will aim at an increased market share and a steady increase in the retail proportion by increasing efforts to expand and adjust its sales network. Moreover, the Group will reinforce its presence in mature markets and will actively develop profitable markets such as those in economically developed regions. The Group will continue to optimise the network and structure of its existing service stations and will push through with the construction of storage and distribution facilities for refined products, and create a distribution system that is compatible with the target market share in terms of sales capacity as soon as possible by optimising the logistics. The Group will continue to leverage on its advantage in professional management and develop its business of non-oil products and will continue to enhance the profit margin in service stations.
     In respect of natural gas and pipeline construction, the Group will speed up the construction of its domestic trunk pipeline networks and the connecting branch networks, as well as the improvement of their geographic distribution. Development of the natural gas market will be focused. The Group will effectively enhance the overall balance among domestic natural gas, imported gas, LNG and other resources, and will strengthen the coordination among production, transportation and marketing activities. Gas supply will also be assured to be safe, steady and orderly. Concerted efforts will be made to develop new markets for natural gas and utilisation of gas will be optimised. Meanwhile, the Group will seek to actively push ahead city gas and compressed natural gas construction projects in key regions, with a view to expanding the natural gas market, and enhancing the growth potentials and maintaining stable growth in the efficiency of the Group’s natural gas operations.
     In respect of international operations, the Group will further enhance its capability in optimising resources globally. The Group will continue to expand its international energy co-operation for mutual benefits. It will strive to achieve a faster growth in overseas oil and gas businesses by optimising the geographical distribution and asset structure of its overseas business and by maintaining the successful operation of existing overseas projects. Overseas business development will be accelerated, and a more competitive trading structure will be built to gradually make its impact more largely felt on the international oil market.
     6.3 Risk Factors
     In the course of its production and operations, the Group actively took various measures to avoid and mitigate various types of risks. However, in practice, it may not be possible to prevent all risks and uncertainties completely.
     1. Industry Regulations and Tax Policies Risk
     Like other oil and gas companies in China, the Group’s operating activities are subject to extensive regulations and controls by the PRC Government. These regulations and controls, such as the issuance of exploration and production licences, the imposition of industry-specific taxes and levies and the implementation of environmental policies and safety standards, etc., affect the Group’s operating activities. Any future changes in the PRC governmental policies in respect of oil and gas industry may also affect the Group’s business operations.
     Taxes and levies are one of the major external factors affecting the operations of the Group. The PRC Government has been actively implementing taxation reforms, which may lead to changes in the taxes and levies relating to the operations of the Group, thereby affecting the operating results of the Group.
     2. Price Fluctuations of Crude Oil and Refined Products Risk
     The Group is engaged in a wide range of petroleum-related activities and part of its oil products demands are met through external purchases in international markets. The prices of crude oil and refined products in the international market are affected by various factors such as changes in global and regional politics and economy, the demand and supply of crude oil and refined products, as well as unexpected events and disputes with international repercussions. The domestic crude oil price is determined with reference to international price of crude oil and the prices of domestic refined products are adjusted by PRC government to reflect the price changes in international crude oil market. Except for certain subsidiaries, the Group generally do not use derivative financial instruments to manage these price risks.
     3. Foreign Exchange Rate Risk
     The Group conducts its business primarily in Renminbi. Currently, the PRC Government has implemented a regulated floating exchange rate regime based on market supply and demand with reference to a basket of currencies. However, Renminbi is still regulated in capital projects. The exchange rates of Renminbi are affected by domestic and international economic and political changes, and demand and supply for Renminbi. Future exchange rates of Renminbi against other currencies may vary significantly from the current exchange rates, which in turn would affect the operating results and financial position of the Group.

     4. Market Competition Risk
     The Group has distinctive advantages in resources, and is in a leading position in the oil and gas industry in the PRC. At present, major competitors of the Group are other large domestic oil and petrochemical producers and distributors. With the gradual opening up of the domestic oil and petrochemical market, large foreign oil and petrochemical companies have become competitors of the Group in certain regions and segments. The Group has been in a leading position in the exploration and production business and natural gas and pipeline business in China, but the Group is facing relatively keen competition in the refining and chemical and marketing of refined products businesses.
     5. Uncertainty of the Oil and Gas Reserves Risk
     According to industry characteristics and international practices, the crude oil and natural gas reserve data disclosed by the Group are estimates only. The Group has engaged internationally recognised valuers to evaluate the crude oil and natural gas reserves of the Group on a regular basis. However, the reliability of reserves estimates depends on a number of factors, assumptions and variables, such as the quality and quantity of technical and economic data, the prevailing oil and gas prices of the Group etc., many of which are beyond the control of the Group and may be adjusted over time. Results of drilling, testing and exploration after the date of the evaluation may also result in revision of the reserves data of the Group to a certain extent.
     6. Hidden Hazards and Force Majeure Risk
     Oil and gas exploration, development, storage and transportation and the production, storage and transportation of refined products and petrochemical products involve certain risks, which may cause unexpected or dangerous event such as personal injuries or death, property damage, environmental damage and disruption to operations, etc. With the expansion of operations scale and area, the hazard risks faced by the Group also increase accordingly. Further, new regulations promulgated by the state in recent years set out higher standard for production safety. The Group has implemented a strict HSE management system and used its best endeavours to avoid the occurrence of accidents. However, the Group cannot completely avoid potential financial losses caused by such contingent incidents. In addition, natural disasters such as earthquake, typhoon, tsunami and emergency public health events may cause losses to the properties and personnel of the Group, and may affect the normal operations of the Group.

     6.4 Use of proceeds from fund raising
     ☑ Applicable   ☐ Not applicable

	In October 2007, the Company		Total amount of
	issued 4 billion A shares. The		proceeds used	RMB8,804 million
	total proceeds and net		during the
	proceeds from such issuance		reporting period
	were RMB66,800 million and		Accumulated
Total amount of	RMB66,243 million		amount of	RMB61,621 million
proceeds	respectively.		proceeds used
Proposed
	investment		Actual			Achieved
	(RMB	Modification	investment		Progress as	expected
Committed project	million)	of the project	(RMB million)	Project return	planned	return

Project to increase the crude oil production capacity of Changqing Oilfield	6,840	No	6,840	Achieved expected return	Yes	Yes
Project to increase the crude oil production capacity				Achieved expected
of Daqing Oilfield	5,930	No	5,930	return	Yes	Yes
Project to increase the crude oil				To be confirmed		To be confirmed
production capacity				only upon		only upon
of Jidong Oilfield	1,500	No	1,276	commissioning	Yes	commissioning
Dushanzi Petrochemical’s projects — processing and refining sulphur-bearing crude oil imported from Kazakhstan and ethylene technology development projects	17,500	No	17,500	Achieved expected return	Yes	Yes
Daqing Petrochemical 1.2 million tons/year ethylene				To be confirmed		To be confirmed
redevelopment and				only upon		only upon
expansion project	6,000	No	1,602	commissioning	Yes	commissioning

Total	37,770		33,148

Projects not progressing as planned and not
achieving estimated return	—
Projects modified
and modification procedures	—
Application and status of unused proceeds	The unutilised portion of the net proceeds from the A share issuance has been deposited into the designated bank accounts maintained by the Company.

     6.5 Projects not funded by proceeds from fund raising
     ☑ Applicable   ☐ Not applicable
Unit: RMB million

	Total project
Name of project	amount	Progress of project	Project return

Guangxi Petrochemical project refining 10 million tons of crude oil per year	15,120	Completion of principal installation	To be confirmed only upon commissioning
Sichuan Petrochemical project with an ethylene output of 0.8 million tons per year	22,049	Commencement of principal installation	To be confirmed only upon commissioning
Fushun Petrochemical one million tons per year ethylene technology development project	15,606	Commencement of principal installation	To be confirmed only upon commissioning
Lanzhou-Zhengzhou-Changsha Refined Products Pipeline	11,900	Completion of principal structure	To be confirmed only upon commissioning
Second West-East Gas Pipeline	142,243	Western pipeline has been completed and eastern pipeline in progress.	To be confirmed only upon commissioning

Total	206,918	—

     6.6 Explanation of the Board of Directors about the Accounting Firm’s “other than standard unqualified opinion”
     ☐ Applicable   ☑ Not applicable
     6.7 Profit Forecast for the Next Fiscal Year
     ☐ Applicable   ☑ Not applicable
     6.8 Profit Distribution Plan from the Board of Directors
     6.8.1 Profit Distribution for the Previous Three Years
Unit: RMB million

	Amount of dividends in	Net profit in respect of the year	Percentage of dividends to
Year	cash (including tax)	declaring dividends*	net profit (%)

2006	64,001	142,224	45.0
2007	65,531	145,625	45.0
2008	51,494	114,431	45.0

*	Net profit was the net profit attributable to equity holders of the Company as reflected in the audited financial statement prepared in accordance with IFRS in respect of the year when dividends were declared.

     6.8.2 Profit Distribution Plan from the Board of Directors
     The Board recommends to pay final dividends of RMB0.13003 per share (inclusive of applicable tax) based on 45% of the net profit of the Group for the twelve months ended December 31, 2009 after deducting the interim dividends for 2009 paid on October 16, 2009. The proposed final dividends are subject to equity holders’ review and approval at the forthcoming annual general meeting to be held on May 20, 2010. The final dividends will be paid to equity holders whose names appear on the register of members of the Company at the close of business on June 2, 2010. The register of members of H shares will be closed from May 28, 2010 to June 2, 2010 (both days inclusive) during which period no transfer of H shares will be registered. In order to qualify for the final dividends, holders of H shares must lodge all transfer documents together with the relevant share certificates at Hong Kong Registrars Limited no later than 4:00 p.m. on May 27, 2010. Equity holders of A shares whose names appear on the register of members of the Company maintained at China Securities Depository and Clearing Corporation Limited Shanghai Branch Company at the close of trading on the Shanghai Stock Exchange in the afternoon of June 2, 2010 are eligible for the final dividends.
     In accordance with the relevant provisions of the Company’s Articles of Association, dividends payable to the Company’s equity holders shall be declared in Renminbi. Dividends payable to the holders of A shares shall be paid in Renminbi while dividends payable to the holders of H shares shall be paid in Hong Kong Dollars. The amount of Hong Kong Dollars payable shall be calculated on the basis of the average of the closing exchange rate for Renminbi to Hong Kong Dollar as announced by the People’s Bank of China for the week prior to the declaration of the dividends at the annual general meeting to be held on May 20, 2010.

7 SIGNIFICANT EVENTS
     7.1 Acquisition of Assets
     ☑ Applicable     ☐ Not applicable

						Whether	Whether
			Net profit	Net profit		ownership	contractual
			contributed to	contributed to		of the	rights and
			the Group since	the Group from	Whether	relevant	obligations
			the date of the	the beginning of	constitutes	assets has	have been
Counterparty and	Date of	Acquisition	acquisition to	the year to the	connected	been fully	fully
assets acquired	acquisition	price	the end of 2009	end of 2009	transaction	transferred	transferred

Acquisition of city gas business and assets from CNPC’s wholly-owned subordinated entity China Huayou Group Corporation and China Petroleum Pipeline Bureau	October 28, 2009	RMB1,094 million	Not applicable	Not applicable	Yes, based on valuation	No	Yes

Acquisition of the Western Pipeline assets from China Petroleum Western Pipeline Company Limited under CNPC	June 30, 2009	RMB8,355 million	Not applicable	Not applicable	Yes, based on valuation	No	Yes

Acquisition of 100% shareholding interests in South Oil Exploration and Development Co., Ltd. from CNPC Exploration and Development Company Limited and CNPC Central Asia Petroleum Company Limited	August 28, 2009	RMB2,813 million	Not applicable	Not applicable	Yes, based on valuation	No	No

Acquisition from CNPC International Limited (“CNPCI”) of the contractual rights under the Production Sharing Contract on the Bagtyiarlyk area at Amu Darya Right Bank in Turkmenistan, and the relevant assets and liabilities formed in the course of CNPCI’s fulfilment of the same
	August 28, 2009	US$1,187 million	Not applicable	Not applicable	Yes, based on valuation	No	No

Acquisition of refinery equipment assets from 10 subordinated entities of CNPC	November 30, 2009	RMB11,327 million	Not applicable	Not applicable	Yes, based on valuation	No	Yes

Acquisition of city gas business from Daqing Petroleum Administrative Bureau, a wholly-owned subordinated entity of CNPC	December 30, 2009	RMB1,088 million	Not applicable	Not applicable	Yes, based on valuation	No	No

     The above transactions did not have any impact on the continuity of operation and management stability of the Group and are advantageous to the future financial position and operating results of the Group.
     7.2 Sale of Assets
     ☐ Applicable     ☑ Not applicable
     The Group does not conduct any sale of material assets during the current reporting period.
     7.3 Material Guarantee
     ☐ Applicable     ☑ Not applicable
     The Group has no material guarantee during the current reporting period.
     7.4 Material Connected Transactions
     7.4.1 Connected sales and purchases
     ☑ Applicable     ☐ Not applicable

	Sales of goods and provision of		Purchase of goods and services from
	services to connected party		connected party

		Percentage of the		Percentage of the
	Transaction	total amount of the	Transaction	total amount of the
	amount	type of transaction	amount	type of transaction

Connected party	RMB million	%	RMB million	%

CNPC and its subsidiaries	32,437	3.18	196,271	20.36
Other connected parties	12,139	1.19	8,303	0.86
Total	44,576	4.37	204,574	21.22
     7.4.2 Connected obligatory rights and debts
     ☑ Applicable     ☐ Not applicable

			Funds provided to the Group by
	Funds provided to connected party		connected party

	Occurrence		Occurrence
	amount	Balance	amount	Balance

Connected parties	RMB million	RMB million	RMB million	RMB million

CNPC and its subsidiaries	—	—	755	81,753
Other connected parties	(145)	68	—	—
Total	(145)	68	755	81,753
     7.4.3 Utilisation of funds and status of repayment and settlement in 2009
     ☐ Applicable     ☑ Not applicable
     7.4.4 Recourse action proposed by the Board in respect of the repayment and settlement of utilisation of funds for non-operating purpose which was in progress as at the end of 2009
     ☐ Applicable     ☑ Not applicable

     7.5 Entrusted Money Management
     ☐ Applicable     ☑ Not applicable
     7.6 Performance of Commitments
     ☑ Applicable     ☐ Not applicable
     Specific undertakings made by CNPC, the controlling shareholder of the Company, and performance of the undertakings as at December 31, 2009:

Name of
Shareholder	Undertaking	Performance of Undertaking
CNPC	According to the Restructuring Agreement entered into between CNPC and the Company on March 10, 2000, CNPC has undertaken to indemnify the Company against any claims or damages arising or resulting from certain matters in the Restructuring Agreement.	As at December 31, 2009, CNPC had obtained formal land use right certificates in relation to 27,765 out of 28,649 parcels of land and some building ownership certificates for the buildings pursuant to the undertaking in the Restructuring Agreement, but has not completed all of the necessary governmental procedures for the service stations located on collectively-owned land. The use of and the conduct of relevant activities at the above-mentioned parcels of land, service stations and buildings are not affected by the fact that the relevant land use right certificates or individual building ownership certificates have not been obtained or the fact that the relevant governmental procedures have not been completed.

1. At present, CNPC operated the following businesses which are identical or similar to the core businesses of the Group:
According to the Non-Competition Agreement entered into between CNPC and the Company on March 10, 2000, CNPC has undertaken to the Company that CNPC will not, and will procure its subsidiaries not to, develop, operate, assist in operating nor participate in any businesses by itself or jointly with another company within or outside the PRC that will compete with or lead to competition with the core businesses of the Group. According to the Agreement, CNPC has also granted to the Company pre-emptive rights to transaction with regards to part of its assets.
(1) Overseas operations which are identical or similar to the core businesses of the Group.

CNPC has overseas operations in relation to exploration and production of crude oil and natural gas as well as production, storage and transportation of petroleum, chemical and related petroleum products. CNPC has oil and gas exploration and development operations in many overseas countries and regions.

As the laws of the country where ADS are listed prohibit its citizens from directly or indirectly financing or investing in the oil and gas projects in certain countries, CNPC did not inject the overseas oil and gas projects in certain countries to the Company.

(2) Five sets of chemical production facilities

Five sets of chemical production facilities, namely, an advanced alcohol facility, an acrylonitrile facility, a polybutadiene rubber facility, an acrylic fibre chemical facility and a facility comprising of four styrene units have been wholly owned by CNPC since the Company’s establishment. Other than the advanced alcohol facility which has ceased production, the rest of the five sets of facilities are under normal operation.

Given the five sets of chemical production facilities are relatively small in scale, low in productivity and profitability as compared with similar facilities of the Group, they will not constitute substantive competition with the principal businesses of the Group.

2. Upon the establishment of the Company, CNPC’s interests in CNPC (Hong Kong) Limited were not injected into the Company, thus the domestic and overseas exploration and production of crude oil and natural gas by CNPC (Hong Kong) Limited constituted competition with the Company to a certain extent. On August 27, 2008, the Company entered into a sale and purchase agreement with CNPC and its subsidiary to indirectly acquire CNPC (Hong Kong) Limited from CNPC. On December 18, 2008, the Company completed such acquisition, thus indirectly held 56.66% equity interest in CNPC (Hong Kong) Limited, further reducing its competition with the Company.

3. Upon the establishment of the Company, CNPC wholly owned or jointly owned with third parties interests in a few service stations. On June 10, 2008, the Company entered into an Acquisition Agreement with CNPC to acquire refined product sales assets and business (including 208 units of service stations and 25 units of oil tanks) owned by 23 entities of CNPC. Upon the completion of the acquisition, CNPC would cease to engage in operations in relation to the marketing of refined products, thereby further reducing the connected transactions and competition with the Company.

	CNPC undertook that “for a period of 36 months commencing from the date of listing of the A shares of the Company on the Shanghai Stock Exchange, it will not transfer or entrust others for the management of the A shares which it holds, or allow such shares to be repurchased by the Company. However, certain shares held by CNPC, which may be subsequently listed on overseas stock exchanges after obtaining necessary approvals in the PRC, are not subject to the restriction of the 36-month lock-up period.”	CNPC has not violated the relevant undertaking.

Name of
Shareholder	Undertaking	Performance of Undertaking
CNPC	On September 22, 2008, CNPC increased its shareholdings in the Company via the trading system of the Shanghai Stock Exchange. CNPC intends to continue to increase its shareholdings in the Company via the secondary market, either in its own name or through parties acting in concert with it, within 12 months (commencing from September 22, 2008) in an aggregate amount not exceeding 2% of the total share capital of the Company (“Share Acquisition Plan”). CNPC undertakes that it will not sell any shares it held in the Company during the period of the implementation of any further share acquisition plan and within the statutory period.	As of September 21, 2009, CNPC completed the Share Acquisition Plan and has not violated the undertaking during the relevant period.
     7.7 Material Litigation and Arbitration
     ☐ Applicable     ☑ Not applicable
     7.8 Other Significant Events
     ☑ Applicable     ☐ Not applicable
     7.8.1 Investment in securities
     ☐ Applicable     ☑ Not applicable
     7.8.2 Holding of interest in other listed securities
     ☑ Applicable     ☐ Not applicable
     As at the end of the reporting period, interests in other listed securities held by the Group were as follows:
Unit: HK dollars million

		Initial	Number of	Shareholding	Book value as
Stock	Stock short	Investment	shares held	held	at the end of	Classification in	Source of
code	name	amount	(million)	(%)	the year	accounts	shareholding
135	CNPC (Hong Kong)	742	2,513.92 (1)	50.92	742	Long term equity investment	Acquisition
Note:	(1) The Group held the shares in CNPC (Hong Kong) Limited through Sun World Limited, its overseas wholly-owned subsidiary. The shares of CNPC (Hong Kong) Limited are listed on The Stock Exchange of Hong Kong Limited (Stock short name: CNPC (Hong Kong)). The company name of CNPC (Hong Kong) Limited was changed to Kunlun Energy Company Limited with effect from March 5, 2010 and its stock short name will be changed to Kunlun Energy with effect from March 30, 2010 accordingly.
     7.8.3 Holding of interest in non-listed financial institutions
     ☐ Applicable     ☑ Not applicable
     7.8.4 Sale and purchase of other listed companies

     ☐ Applicable     ☑ Not applicable
     7.8.5 Issuance of medium-term notes

Date of issuance	Amount (RMB billion)	Maturity (years)	Annual interest rate
January 13, 2009	15.000	3	2.70%
March 19, 2009	15.000	3	2.28%
May 26, 2009	15.000	5	3.35%
     7.8.6 Issuance of short-term financing bills

Date of issuance	Amount (RMB billion)	Maturity (days)	Annual interest rate
September 29, 2009	30.000	330	2.02%
September 29, 2009	30.000	300	1.99%
     7.9 Events after the Balance Sheet Date
     ☑ Applicable     ☐ Not applicable
     7.9.1 On February 5, 2010, the Company issued the first tranche of the medium-term notes in 2010 amounting to RMB11 billion for a term of 7-years at an interest rate of 4.60% per annum.

8 REPORT OF THE SUPERVISORY COMMITTEE
     The Supervisory Committee is of the opinion that the Company’s operation is in compliance with law. It is satisfied with the Company’s financial position, use of proceeds of fund raising, acquisition and disposal of assets and connected transactions.

9 FINANCIAL STATEMENTS
     9.1 Auditors’ Opinion

Financial Statements	☐ Unaudited	☑ Audited
Auditors’ opinion	☑ Standard unqualified opinion	☐ Other than standard unqualified opinion
     9.2 The Balance Sheets, Income Statements, Cash Flow Statements and Changes in Equity, with Comparatives
     9.2.1 Financial statements prepared in accordance with IFRS
     1. Consolidated Statement of Comprehensive Income

		2009	2008
	Notes	RMB million	RMB million

TURNOVER	(i )	1,019,275	1,072,604

OPERATING EXPENSES
Purchases, services and other		(492,472)	(562,851)
Employee compensation costs		(65,977)	(62,167)
Exploration expenses, including exploratory dry holes		(19,398)	(21,879)
Depreciation, depletion and amortisation		(92,259)	(94,759)
Selling, general and administrative expenses		(65,423)	(59,617)
Taxes other than income taxes		(135,465)	(124,132)
Other (expenses)/income, net		(4,837)	12,372

TOTAL OPERATING EXPENSES		(875,831)	(913,033)

PROFIT FROM OPERATIONS		143,444	159,571

FINANCE COSTS
Exchange gain		552	1,774
Exchange loss		(1,335)	(2,855)
Interest income		1,459	2,277
Interest expense		(5,272)	(3,044)

TOTAL NET FINANCE COSTS		(4,596)	(1,848)

SHARE OF PROFIT OF ASSOCIATES AND JOINTLY CONTROLLED ENTITIES		1,184	4,290

PROFIT BEFORE INCOME TAX EXPENSE	(ii)	140,032	162,013
INCOME TAX EXPENSE	(iii)	(33,473)	(35,211)

PROFIT FOR THE YEAR		106,559	126,802

OTHER COMPREHENSIVE INCOME:
Currency translation differences		(3,500)	(2,676)
Fair value gain/(loss) from available-for-sale financial assets		191	(340)
Income tax relating to components of other comprehensive income/(loss)		(38)	67

OTHER COMPREHENSIVE LOSS, NET OF TAX		(3,347)	(2,949)

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		103,212	123,853

PROFIT FOR THE YEAR ATTRIBUTABLE TO:
Owners of the Company		103,387	114,453
Non-controlling interest		3,172	12,349

		106,559	126,802

TOTAL COMPREHENSIVE INCOME FOR THE YEAR ATTRIBUTABLE TO:
Owners of the Company		102,067	113,044
Non-controlling interest		1,145	10,809

		103,212	123,853

BASIC AND DILUTED EARNINGS PER SHARE FOR PROFIT ATTRIBUTABLE TO OWNERS OF THE COMPANY (RMB)	(iv)	0.56	0.63

     2. Consolidated Statement of Financial Position

		2009	2008
	Notes	RMB million	RMB million

NON-CURRENT ASSETS
Property, plant and equipment		1,075,467	900,424
Investments in associates and jointly controlled entities		28,223	28,850
Available-for-sale financial assets		2,343	2,034
Advance operating lease payments		30,236	26,280
Intangible and other assets		18,017	10,694
Deferred tax assets		289	497
Time deposits with maturities over one year		1,330	2,510

TOTAL NON-CURRENT ASSETS		1,155,905	971,289

CURRENT ASSETS
Inventories		114,781	90,685
Accounts receivable	(vi)	28,785	16,810
Prepaid expenses and other current assets		59,595	69,557
Notes receivable		4,268	4,319
Time deposits with maturities over three months but within one year		29	10,425
Cash and cash equivalents		86,925	33,150

TOTAL CURRENT ASSETS		294,383	224,946

CURRENT LIABILITIES
Accounts payable and accrued liabilities	(vii)	204,739	156,780
Income taxes payable		9,721	1,271
Other taxes payable		25,242	13,930
Short-term borrowings		148,851	93,670

TOTAL CURRENT LIABILITIES		388,553	265,651

NET CURRENT LIABILITIES		(94,170)	(40,705)

TOTAL ASSETS LESS CURRENT LIABILITIES		1,061,735	930,584

EQUITY
Equity attributable to owners of the Company:
Share capital		183,021	183,021
Retained earnings		424,067	378,473
Reserves		240,135	229,416

TOTAL EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY		847,223	790,910
Non-controlling interest		60,478	56,930

TOTAL EQUITY		907,701	847,840

NON-CURRENT LIABILITIES
Long-term borrowings		85,471	32,852
Asset retirement obligations		44,747	36,262
Deferred tax liabilities		21,449	12,466
Other long-term obligations		2,367	1,164

TOTAL NON-CURRENT LIABILITIES		154,034	82,744

TOTAL EQUITY AND NON-CURRENT LIABILITIES		1,061,735	930,584

     3. Consolidated Statement of Cash Flows

	2009	2008
	RMB million	RMB million

CASH FLOWS FROM OPERATING ACTIVITIES
Profit for the year	106,559	126,802
Adjustments for:
Income tax expense	33,473	35,211
Depreciation, depletion and amortisation	92,259	94,759
Capitalised exploratory costs charged to expense	10,019	10,341
Share of profit of associates and jointly controlled entities	(1,184)	(4,290)
(Reversal) of provision /provision for impairment of receivables, net	(123)	4
Write down in inventories, net	354	8,593
Impairment of available-for-sale financial assets	2	45
Impairment of investments in associates and jointly controlled entities	8	29
Loss on disposal of property, plant and equipment	1,642	2,602
Loss on disposal of intangible and other assets	10	19
(Gain) /loss on disposal of investments in associates and jointly controlled entities	(33)	3
Gain on disposal of available-for-sale financial assets	(4)	(5)
Gain on disposal of subsidiaries	(22)	(259)
Dividend income	(177)	(252)
Interest income	(1,459)	(2,277)
Interest expense	5,272	3,044
Advance payments on long-term operating leases	(6,045)	(4,675)
Changes in working capital:
Accounts receivable and prepaid expenses and other current assets	16,240	(26,815)
Inventories	(20,044)	(10,775)
Accounts payable and accrued liabilities	41,637	(5,715)

CASH FLOWS GENERATED FROM OPERATIONS	278,384	226,389
Income taxes paid	(16,412)	(53,924)

NET CASH FLOWS FROM OPERATING ACTIVITIES	261,972	172,465

	2009	2008
	RMB million	RMB million

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(257,562)	(215,610)
Acquisition of investments in associates and jointly controlled entities	(1,487)	(3,641)
Acquisition of available-for-sale financial assets	(111)	(23)
Acquisition of intangible assets and other non-current assets	(3,505)	(3,909)
Purchase of non-controlling interest	(533)	(177)
Acquisition of subsidiaries	(16,451)	(6,693)
Proceeds from disposal of property, plant and equipment	4,053	436
Proceeds from disposal of investments in associates and jointly controlled entities	139	67
Proceeds from disposal of subsidiaries	60	535
Proceeds from disposal of available-for-sale financial assets	136	52
Proceeds from disposal of intangible and other non-current assets	26	37
Interest received	1,425	2,365
Dividends received	783	4,095
Decrease in time deposits with maturities over three months	11,574	10,669

NET CASH FLOWS USED FOR INVESTING ACTIVITIES	(261,453)	(211,797)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayments of short-term borrowings	(113,212)	(84,471)
Repayments of long-term borrowings	(7,947)	(14,196)
Interest paid	(5,238)	(4,065)
Dividends paid to non-controlling interest	(2,425)	(2,805)
Dividends paid to owners of the Company	(50,092)	(52,835)
Dividends paid to owners from business combinations pre-acquisition	—	(801)
Increase in short-term borrowings	157,576	153,444
Increase in long-term borrowings	67,880	4,472
Capital contribution from non-controlling interest	7,098	8,788
Capital reduction of subsidiaries	(671)	(3,754)
Increase in other long-term obligations	108	—

NET CASH FLOWS FROM FINANCING ACTIVITIES	53,077	3,777

TRANSLATION OF FOREIGN CURRENCY	179	(112)

Increase/(decrease) in cash and cash equivalents	53,775	(35,667)
Cash and cash equivalents at beginning of the year	33,150	68,817

Cash and cash equivalents at end of the year	86,925	33,150

     4. Selected notes from the financial statements prepared in accordance with IFRS
     (i) TURNOVER
     Turnover represents revenues from the sale of crude oil, natural gas, refined products and petrochemical products and from the transportation of crude oil, refined products and natural gas.
     (ii) PROFIT BEFORE INCOME TAX EXPENSE

	2009	2008
	RMB million	RMB million

Items credited and charged in arriving at the profit before income tax expense include:
Credited
Dividend income from available-for-sale financial assets	177	252
Reversal of provision for impairment of receivables	240	184
Reversal of write down in inventories	23	15
Government grants	1,097	16,914
Charged
Amortisation on intangible and other assets	2,153	1,888
Auditors’ remuneration	80	95
Cost of inventories recognised as expense	613,702	662,758
Provision for impairment of receivables	117	188
Loss on disposal of property, plant and equipment	1,642	2,602
Operating lease expenses	7,367	6,819
Research and development expenses	9,887	7,760
Write down in inventories	377	8,608
     (iii) INCOME TAX EXPENSE

	2009	2008
	RMB million	RMB million

Current taxes	24,862	43,423
Deferred taxes	8,611	(8,212)

	33,473	35,211

     In accordance with the relevant PRC income tax rules and regulations, the PRC corporate income tax rate applicable to the Group is principally 25%. Operations of the Group in certain regions in China have qualified for certain tax incentives in the form of a preferential income tax rate of 15% through the year 2010.

     The tax on the Group’s profit before taxation differs from the theoretical amount that would arise using the corporate income tax rate in the PRC applicable to the Group as follows:

	2009	2008
	RMB million	RMB million

Profit before income tax expense	140,032	162,013

Tax calculated at a tax rate of 25%	35,008	40,503
Prior year tax return adjustment	(2,216)	25
Effect of income taxes from international operations in excess of taxes at the PRC statutory tax rate	1,820	6,876
Effect of preferential tax rate	(5,502)	(10,907)
Effect of change in statutory income tax rates on deferred taxes	(184)	(3,134)
Tax effect of income not subject to tax	(1,140)	(1,357)
Tax effect of expenses not deductible for tax purposes	5,687	3,205

Income tax expense	33,473	35,211

     (iv) BASIC AND DILUTED EARNINGS PER SHARE
     Basic and diluted earnings per share for the year ended December 31, 2009 and December 31, 2008 have been computed by dividing profit for the year attributable to owners of the Company by 183,021 million shares issued and outstanding for the year.
     There are no potentially dilutive ordinary shares.
     (v) DIVIDENDS

	2009	2008
	RMB million	RMB million

Interim dividends attributable to owners of the Company for 2009 (a)	22,725	—
Proposed final dividends attributable to owners of the Company for 2009 (b)	23,799	—
Interim dividends attributable to owners of the Company for 2008 (c)	—	24,127
Final dividends attributable to owners of the Company for 2008 (d)	—	27,367

	46,524	51,494

(a)	Interim dividends attributable to owners of the Company in respect of 2009 of RMB0.12417 per share amounting to a total of RMB22,725 million and were paid on October 16, 2009.

(b)	At the meeting on March 25, 2010, the Board of Directors proposed final dividends attributable to owners of the Company in respect of 2009 of RMB0.13003 per share amounting to a total of RMB23,799 million. These consolidated financial statements do not reflect this dividend payable as the final dividends were proposed after the reporting period and will be accounted for in equity as an appropriation of retained earnings in the year ending December 31, 2010 when approved at the forthcoming Annual General Meeting.

(c)	Interim dividends attributable to owners of the Company in respect of 2008 of RMB0.13183 per share amounting to a total of RMB24,127 million and were paid on October 16, 2008.

(d)	Final dividends attributable to owners of the Company in respect of 2008 of RMB0.14953 per share amounting to a total of RMB27,367 million were approved by the shareholders in the Annual General Meeting on May 12, 2009 and were paid on June 19, 2009.

(e)	Final dividends attributable to owners of the Company in respect of 2007 of RMB0.156859 per share amounting to a total of RMB28,708 million were approved by the shareholders in the Annual General Meeting on May 15, 2008 and were paid on June 13, 2008.

     (vi) ACCOUNTS RECEIVABLE

	December 31, 2009	December 31, 2008
	RMB million	RMB million

Accounts receivable	30,909	19,233
Less: Provision for impairment of receivables	(2,124)	(2,423)

	28,785	16,810

     The aging analysis of accounts receivable at December 31, 2009 and December 31, 2008 is as follows:

	December 31, 2009	December 31, 2008
	RMB million	RMB million

Within 1 year	28,579	16,563
Between 1 to 2 years	112	156
Between 2 to 3 years	84	25
Over 3 years	2,134	2,489

	30,909	19,233

     (vii) ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31, 2009	December 31, 2008
	RMB million	RMB million

Trade payables	62,840	38,795
Advances from customers	21,193	13,008
Salaries and welfare payable	5,105	6,377
Accrued expenses	31	20
Dividends payable by subsidiaries to non-controlling shareholders	105	154
Interest payable	1,448	156
Construction fee and equipment cost payables	93,920	79,491
Other payables	20,097	18,779

	204,739	156,780

     The aging analysis of trade payables at December 31, 2009 and December 31, 2008 is as follows:

	December 31, 2009	December 31, 2008
	RMB million	RMB million

Within 1 year	60,420	36,892
Between 1 to 2 years	1,404	1,054
Between 2 to 3 years	505	306
Over 3 years	511	543

	62,840	38,795

     (viii) SEGMENT INFORMATION
     The Group is engaged in a broad range of petroleum related activities through its four major business segments: Exploration and Production, Refining and Chemicals, Marketing, and Natural Gas and Pipeline.

     The segment information for the operating segments for the years ended December 31, 2009 and 2008 is presented below:

	Exploration	Refining
	and	and		Natural
	Production	Chemicals	Marketing	Gas and Pipeline	Other	Total
2009	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Turnover	405,326	501,300	768,295	77,658	1,372	1,753,951
Less: Intersegment sales	(308,649)	(381,522)	(35,489)	(8,756)	(260)	(734,676)

Turnover from external customers	96,677	119,778	732,806	68,902	1,112	1,019,275

Depreciation, depletion and amortisation	(64,595)	(11,824)	(7,088)	(7,694)	(1,058)	(92,259)
Profit / (loss) from operations	105,019	17,308	13,265	19,046	(11,194)	143,444

	Exploration	Refining
	and	and		Natural
	Production	Chemicals	Marketing	Gas and Pipeline	Other	Total
2008	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Turnover	626,367	560,729	778,141	63,315	1,418	2,029,970
Less: Intersegment sales	(500,522)	(396,410)	(53,557)	(6,706)	(171)	(957,366)

Turnover from external customers	125,845	164,319	724,584	56,609	1,247	1,072,604

Depreciation, depletion and amortisation	(58,927)	(22,796)	(5,871)	(6,310)	(855)	(94,759)
Profit / (loss) from operations	240,470	(93,830)	7,982	16,057	(11,108)	159,571

9.2.2 Financial statements prepared in accordance with CAS
     (1) Consolidated and Company Balance Sheets
Unit: RMB million

	December 31,	December 31,	December 31,	December 31,
	2009	2008	2009	2008
ASSETS	The Group	The Group	The Company	The Company
Current assets
Cash at bank and on hand	88,284	46,085	66,888	31,759
Notes receivable	4,268	4,319	9,704	3,878
Accounts receivable	28,785	16,810	3,314	2,170
Advances to suppliers	36,402	37,439	20,120	20,896
Other receivables	4,815	6,224	17,217	14,637
Inventories	114,781	90,685	93,740	81,189
Other current assets	18,378	25,894	11,580	24,524

Total current assets	295,713	227,456	222,563	179,053

Non-current assets
Available-for-sale financial assets	2,296	1,985	982	941
Long-term equity investments	27,562	28,000	146,364	136,041
Fixed assets	331,473	256,197	262,421	204,532
Oil and gas properties	519,459	473,090	355,038	321,473
Construction in progress	212,739	160,496	167,362	135,501
Construction materials	12,169	11,299	11,044	9,736
Intangible assets	30,622	23,625	23,468	19,096
Goodwill	2,818	148	119	148
Long-term prepaid expenses	14,952	13,343	12,696	11,299
Deferred tax assets	289	497	—	—
Other non-current assets	650	826	286	287

Total non-current assets	1,155,029	969,506	979,780	839,054

TOTAL ASSETS	1,450,742	1,196,962	1,202,343	1,018,107

	December 31,	December 31,	December 31,	December 31,
LIABILITIES AND	2009	2008	2009	2008
SHAREHOLDERS’ EQUITY	The Group	The Group	The Company	The Company
Current liabilities
Short-term borrowings	74,622	87,772	77,339	95,913
Notes payable	2,002	433	21	—
Accounts payable	156,760	118,286	101,135	85,013
Advances from customers	21,193	13,008	15,043	10,985
Employee compensation payable	5,105	6,377	4,303	5,395
Taxes payable	34,963	15,201	24,281	9,067
Other payables	17,125	17,794	12,636	15,266
Current portion of non-current liabilities	14,229	5,898	13,884	5,373
Other current liabilities	62,554	882	61,354	95

Total current liabilities	388,553	265,651	309,996	227,107

Non-current liabilities
Long-term borrowings	36,506	28,709	14,672	23,362
Debentures payable	48,965	4,143	48,500	3,500
Provisions	44,747	36,262	29,137	23,854
Deferred tax liabilities	21,493	12,594	8,219	1,966
Other non-current liabilities	2,367	1,164	1,975	1,079

Total non-current liabilities	154,078	82,872	102,503	53,761

Total liabilities	542,631	348,523	412,499	280,868

Shareholders’ equity
Share capital	183,021	183,021	183,021	183,021
Capital surplus	116,379	115,514	128,041	127,960
Special reserve	8,075	—	6,020	—
Surplus reserves	125,447	122,216	114,347	109,550
Undistributed profits	419,046	373,666	358,415	316,708
Currency translation differences	(4,186)	(2,726)	—	—

Equity attributable to equity holders of the Company	847,782	791,691	789,844	737,239

Minority interest	60,329	56,748	—	—

Total shareholders’ equity	908,111	848,439	789,844	737,239

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,450,742	1,196,962	1,202,343	1,018,107

     (2) Consolidated and Company Income Statements
Unit: RMB million

	2009	2008	2009	2008
Items	The Group	The Group	The Company	The Company
Operating income	1,019,275	1,072,604	722,571	771,025
Less: Cost of sales	(633,100)	(684,637)	(447,958)	(587,821)
Tax and levies on operations	(129,756)	(116,476)	(107,386)	(67,810)
Selling expenses	(48,210)	(46,285)	(39,607)	(37,235)
General and administrative expenses	(57,213)	(53,303)	(42,212)	(39,924)
Finance expenses	(5,192)	(2,324)	(4,207)	(903)
Asset impairment losses	(2,448)	(24,784)	(2,264)	(22,971)
Add: Investment income	1,409	4,725	38,637	98,693

Operating profit	144,765	149,520	117,574	113,054

Add: Non-operating income	3,681	18,073	2,974	16,016
Less: Non-operating expenses	(8,679)	(6,309)	(7,272)	(5,115)

Profit before taxation	139,767	161,284	113,276	123,955

Less: Taxation	(33,389)	(35,187)	(13,468)	3,747

Net profit	106,378	126,097	99,808	127,702

Attributable to:
Equity holders of the Company	103,173	113,820	99,808	127,702
Minority interest	3,205	12,277	—	—

Earnings per share
Basic earnings per share (RMB Yuan)	0.56	0.62	0.55	0.70
Diluted earnings per share (RMB Yuan)	0.56	0.62	0.55	0.70

Other comprehensive (loss) / income	(3,347)	(2,949)	81	(200)

Total comprehensive income	103,031	123,148	99,889	127,502
Attributable to:
Equity holders of the Company	101,853	112,411	99,889	127,502
Minority interest	1,178	10,737	—	—

     (3) Consolidated and Company Cash Flow Statements
Unit: RMB million

	2009	2008	2009	2008
	The	The	The	The
Items	Group	Group	Company	Company

Cash flows from operating activities
Cash received from sales of goods and rendering of services	1,190,291	1,255,128	839,937	877,363
Refund of taxes and levies	2,212	14,270	2,212	12,853
Cash received relating to other operating activities	3,375	10,237	17,148	14,926

Sub-total of cash inflows	1,195,878	1,279,635	859,297	905,142

Cash paid for goods and services	(603,992)	(725,616)	(427,813)	(597,873)
Cash paid to and on behalf of employees	(67,310)	(67,389)	(50,343)	(49,369)
Payments of taxes and levies	(191,803)	(255,722)	(137,235)	(133,299)
Cash paid relating to other operating activities	(64,756)	(53,768)	(75,606)	(75,461)

Sub-total of cash outflows	(927,861)	(1,102,495)	(690,997)	(856,002)

Net cash flows from operating activities	268,017	177,140	168,300	49,140

Cash flows from investing activities
Cash received from disposal of investments	11,909	11,323	11,872	8,077
Deregistration of wholly owned subsidiaries to branches	—	—	25	63
Cash received from returns on investments	2,208	6,460	44,229	97,201
Net cash received from disposal of fixed assets, oil and gas properties, intangible assets and other long-term assets	4,079	473	3,338	342

Sub-total of cash inflows	18,196	18,256	59,464	105,683

Cash paid to acquire fixed assets, oil and gas properties, intangible assets and other long-term assets	(267,112)	(224,194)	(201,776)	(176,455)
Cash paid to acquire investments	(18,582)	(10,534)	(11,516)	(29,254)

Sub-total of cash outflows	(285,694)	(234,728)	(213,292)	(205,709)

Net cash flows from investing activities	(267,498)	(216,472)	(153,828)	(100,026)

Cash flows from financing activities
Cash received from capital contributions	7,098	8,788	—	—
Including: Cash received from minority shareholders’ capital contributions to subsidiaries	7,098	8,788	—	—
Cash received from borrowings	225,456	157,916	169,040	131,035
Cash received relating to other financing activities	398	158	373	97

Sub-total of cash inflows	232,952	166,862	169,413	131,132

Cash repayments of borrowings	(121,159)	(98,667)	(82,787)	(61,602)
Cash payments for interest expenses and distribution of dividends or profits	(57,755)	(60,506)	(55,715)	(57,124)
Including: Subsidiaries’ cash payments for distribution of dividends or profits to minority shareholders	(2,425)	(2,805)	—	—
Capital reduction of subsidiaries	(671)	(3,754)	—	—
Cash payments relating to other financing activities	(290)	(158)	(254)	(93)

Sub-total of cash outflows	(179,875)	(163,085)	(138,756)	(118,819)

Net cash flows from financing activities	53,077	3,777	30,657	12,313

Effect of foreign exchange rate changes on cash and cash equivalents	179	(112)	—	—

Net increase / (decrease) in cash and cash equivalents	53,775	(35,667)	45,129	(38,573)

Add: Cash and cash equivalents at beginning of the period	33,150	68,817	21,759	60,332

Cash and cash equivalents at end of the period	86,925	33,150	66,888	21,759

     (4) Consolidated Statement of Changes in Equity
Unit: RMB million

	Shareholders’ equity attributable to the Company
					Undist-	Currency		Total
	Share	Capital	Special	Surplus	ributed	translation	Minority	shareholders’
Items	capital	surplus	reserves	reserves	profit	differences	interest	equity

Balance at December 31, 2007	183,021	122,312	—	106,232	329,605	(1,554)	43,786	783,402
Business combinations under common control	—	181	—	—	(139)	—	577	619

Balance at January 1, 2008	183,021	122,493	—	106,232	329,466	(1,554)	44,363	784,021

Changes in the year of 2008
Total comprehensive income	—	(237)	—	—	113,820	(1,172)	10,737	123,148
Shareholders’ contribution and withdrawal
Capital contribution from minority interest	—	—	—	—	—	—	8,788	8,788
Purchase of minority interest in subsidiaries	—	(17)	—	—	—	—	(160)	(177)
Acquisition of a subsidiary	—	(6,693)	—	—	—	—	—	(6,693)
Capital reduction of subsidiaries	—	(61)	—	—	—	—	(3,693)	(3,754)
Disposal of subsidiaries	—	—	—	—	—	—	(429)	(429)
Other	—	29	—	—	—	—	(16)	13
Special reserves — Safety Fund
Appropriation	—	—	—	3,791	(3,791)	—	—	—
Utilisation	—	—	—	(577)	577	—	—	—
Profit distribution
Appropriation to surplus reserves	—	—	—	12,770	(12,770)	—	—	—
Distribution to shareholders	—	—	—	—	(52,835)	—	(2,842)	(55,677)
Dividends to owners from business combinations pre-acquisition	—	—	—	—	(801)	—	—	(801)

Balance at December 31, 2008	183,021	115,514	—	122,216	373,666	(2,726)	56,748	848,439

Balance at January 1, 2009	183,021	115,514	—	122,216	373,666	(2,726)	56,748	848,439

Changes in the year of 2009
Total comprehensive income	—	140	—	—	103,173	(1,460)	1,178	103,031
Shareholders’ contribution and withdrawal
Capital contribution from minority interest	—	1,158	—	—	—	—	5,940	7,098
Purchase of minority interest in subsidiaries	—	(179)	—	—	—	—	(354)	(533)
Acquisition of subsidiaries	—	(248)	—	—	—	—	590	342
Capital reduction of a subsidiary	—	—	—	—	—	—	(1,354)	(1,354)
Other	—	(6)	—	—	—	—	(64)	(70)
Special reserves — Safety Fund
Transferred from surplus reserves	—	—	6,750	(6,750)	—	—	—	—
Appropriation	—	—	3,605	—	—	—	3	3,608
Utilisation	—	—	(2,280)	—	2,280	—	—	—
Profit distribution
Appropriation to surplus reserves	—	—	—	9,981	(9,981)	—	—	—
Distribution to shareholders	—	—	—	—	(50,092)	—	(2,358)	(52,450)

Balance at December 31, 2009	183,021	116,379	8,075	125,447	419,046	(4,186)	60,329	908,111

     9.3 Explanation for Changes in Accounting Policy, Accounting Estimate or Recognition Policy as Compared with those for Last Annual Report
     ☐ Applicable      ☑ Not applicable
     9.4 Nature, Corrected Amount, Reason and Impact of Material Accounting Error
     ☐ Applicable      ☑ Not applicable
     9.5 Changes in the Scope of Consolidation as Compared with those for Last Annual Report
     ☑ Applicable      ☐ Not applicable
     In 2009, the Group through PetroChina International (Singapore) Pte. Ltd. (an indirectly wholly owned subsidiary of the Company) acquired 100% of the share capital in Singapore Petroleum Company Limited for cash consideration of S$3,239 million (approximately RMB15,296 million). Singapore Petroleum Company Limited is accounted for as a subsidiary of the Group, and the fair value of the net assets of Singapore Petroleum Company Limited is S$2,668 million (approximately RMB12,597 million) as at the date of acquisition. As a result, goodwill of S$571 million (approximately RMB2,699 million) was recognised.

10 REPURCHASE, SALE OR REDEMPTION OF SECURITIES
     The Group did not sell any other securities of the Company, nor did it repurchase or redeem any of the securities of the Company during the twelve months ended December 31, 2009.

11 COMPLIANCE WITH THE MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF LISTED ISSUERS
     The Company has adopted the provisions in relation to dealing in shares of the Company by Directors as set out in the Model Code for Securities Transactions for Directors of Listed Issuers contained in Appendix 10 of the Listing Rules (the “Model Code”). The Company has made an inquiry with all its Directors and Supervisors. Each Director and Supervisor has confirmed to the Company that each of them has complied with the requirements set out in the Model Code in the reporting period.

12 COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES
     The Company has complied with the code provisions under the Code on Corporate Governance Practices set out in Appendix 14 to the Listing Rules applicable for the twelve months ended December 31, 2009.

13 AUDIT COMMITTEE
     The Audit Committee of the Company formed pursuant to Appendix 14 of the Listing Rules comprises Mr Franco Bernabè, Mr Chee-Chen Tung, Mr Cui Junhui and Mr Wang Guoliang. The main responsibilities of the Audit Committee are the review and monitoring of the financial reporting and the internal control mechanism of the Group and giving advice to the Board of Directors. The Audit Committee of the Company has reviewed and confirmed the results announcement for the twelve months ended December 31, 2009 and the 2009 Annual Report.
     The figures in respect of the results announcement of the Group for the year ended December 31, 2009 have been agreed by the Company’s auditors to the amounts set out in the Group’s audited consolidated financial statements for the twelve months ended December 31, 2009.
By Order of the Board of Directors
PetroChina Company Limited
Jiang Jiemin
Chairman
Beijing, the PRC
March 25, 2010
     As at the date of this announcement, the Board of Directors comprises Mr Jiang Jiemin as the Chairman; Mr Zhou Jiping (Vice Chairman) and Mr Liao Yongyuan as executive Directors; Mr Wang Yilin, Mr Zeng Yukang, Mr Wang Fucheng, Mr Li Xinhua, Mr Wang Guoliang and Mr Jiang Fan as non-executive Directors; and Mr Chee-Chen Tung, Mr Liu Hongru, Mr Franco Bernabè, Mr Li Yongwu and Mr Cui Junhui as independent non-executive Directors.
     This announcement contains certain forward-looking statements with respect to the financial position, financial results and business of the Group. These forward-looking statements are, by their names, subject to significant risk and uncertainties because they relate to events and depend on circumstances that may occur in the future and are beyond our control. The forward-looking statements reflect the Group’s current views with respect of future events and are not a guarantee of future performance. Actual results may differ from information contained in the forward-looking statements.
     This announcement is published in English and Chinese. In the event of any inconsistency between the two versions, the Chinese version shall prevail.